GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

                              FINANCIAL STATEMENTS
                         for the nine-month period ended
               September 30, 2007, presented in comparative format

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS
                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                 FINANCIAL STATEMENTS AND LIMITED REVIEW REPORT
                         for the nine-month period ended
               September 30, 2007, presented in comparative format

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE
                   for the nine-month ended September 30, 2007

Heading                                                          Page 1

Consolidated Financial Statements                                Pages 2 to 47

Individual Financial Statements                                  Pages 48 to 68

Additional information to the Notes to the Financial
Statements required by Section 68 of the Rules and
Regulations of the Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)                                    Pages 69 and 70

Supplementary and Explanatory Statement by the Board of
Directors required by Section 2 of the Rules on accounting
documents set forth by the Regulations of the Bolsa de
Comercio de Cordoba (Cordoba Stock Exchange).                    Pages 71 and 72

Informative Review                                               Pages 73 to 76

Report of the Supervisory Syndics' Committee

Limited Review Report

Company's Name:                          GRUPO FINANCIERO GALICIA S.A.
                                         "Corporation which has not adhered to
                                         the optional system for the mandatory
                                         acquisition of shares in a public
                                         offering"

Legal domicile:                          Tte. Gral. Juan D. Peron No. 456 -
                                         2nd floor  Autonomous City of
                                         Buenos Aires

Principal line of business:              Financial and Investment Activities

                             Fiscal year N(degree)9
          For the nine-month period commenced January 1, 2007 and ended
              September 30, 2007, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                               September 30, 1999

Date of latest amendment to Bylaws:      June 26, 2006

Registration  number with the
Corporation Control Authority
(I.G.J):                                 11,891

Sequential Number -
Corporation Control Authority (I.G.J.):  1,671,058

Date of expiration of the Company's
Bylaws:                                  June 30, 2100

Name of the Controlling Company:         EBA HOLDING S.A.

Principal line of business:              Financial and Investment Activities

Interest held by the Controlling
Company in the Shareholders'
equity as of 09.30.07:                   22.65%

Percentage of votes which the
Controlling Company is entitled
to as of 09.30.07:                       59.42%

       Capital status as of 09.30.07 (Note 8 to the Financial Statements)
                     (figures stated in thousands of pesos)
                                     Shares
--------------------------------------------------------------------------------------------
                                           Shares
--------------------------------------------------------------------------------------------
     Number               Class          Voting rights per share    Subscribed     Paid in
---------------  ---------------------  -------------------------  ------------  -----------
    281,221,650   Ordinary class "A",               5                   281,222      281,222
                  face value of 0.001
    960,185,367   Ordinary class "B",               1                   960,185      960,185
                  face value of 0.001
---------------                                                    ------------  -----------
  1,241,407,017                                                       1,241,407    1,241,407
===============                                                    ============  ===========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                           CONSOLIDATED BALANCE SHEET
                 As of September 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                                      09.30.07      12.31.06
                                                                                    -----------    -----------
ASSETS
                                                                                    -----------    -----------
  CASH AND DUE FROM BANKS                                                             2,625,507      2,294,849
                                                                                    -----------    -----------
  - Cash                                                                                627,545        550,851
  - Financial institutions and correspondents                                         1,997,962      1,743,998
    - Argentine Central Bank                                                          1,544,097      1,494,699
    - Other local financial institutions                                                  8,182          6,781
    - Foreign                                                                           445,683        242,518
                                                                                    -----------    -----------
  GOVERNMENT AND CORPORATE SECURITIES                                                 2,238,661      3,188,648
                                                                                    -----------    -----------
  - Holdings of securities in investment accounts                                     1,721,364      2,608,827
  - Holdings of trading securities                                                       44,018         28,566
  - Government unlisted securities                                                          278        431,753
  - Securities issued by the Argentine Central Bank                                     471,536        119,520
  - Investments in listed corporate securities                                            1,831            339
  - Allowances                                                                             (366)          (357)
                                                                                    -----------    -----------
  LOANS                                                                              10,929,583     10,524,972
                                                                                    -----------    -----------
  - To the non-financial public sector                                                1,254,151      2,739,282
  - To the financial sector                                                             112,881        311,623
    - Interbank loans - (call money loans granted)                                        5,693        204,191
    - Other loans to domestic financial institutions                                     64,967         64,881
    - Accrued interest, adjustments and exchange rate differences receivable             42,221         42,551
  - To the non-financial private sector and residents abroad                          9,951,796      7,801,109
    - Overdrafts                                                                        663,305        346,135
    - Promissory notes                                                                2,568,560      2,143,706
    - Mortgage loans                                                                    882,236        687,954
    - Pledge loans                                                                       89,321         67,145
    - Consumer loans                                                                    937,391        563,232
    - Credit card loans                                                               3,287,507      2,458,572
    - Other                                                                           1,380,735      1,403,209
    - Accrued interest, adjustments and exchange rate differences receivable            175,529        154,960
    - Documented interest                                                               (32,669)       (23,231)
    - Unallocated collections                                                              (119)          (573)
  - Allowances                                                                         (389,245)      (327,042)
                                                                                    -----------    -----------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                3,198,614      5,412,824
                                                                                    -----------    -----------
  - Argentine Central Bank                                                              166,923      1,878,286
  - Amounts receivable for spot and forward sales to be settled                          22,612         91,441
  - Securities receivable under spot and forward purchases to be settled              1,215,963      1,464,917
  - Other not included in the debtor classification regulations                       1,529,963      1,761,381
  - Unlisted negotiable obligations                                                      20,262         26,721
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                             559          1,807
  - Other included in the debtor classification regulations                             255,670        207,930
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                          1,841          1,463
  - Accrued interest receivable included in the debtor classification regulations         3,652            774
  - Allowances                                                                          (18,831)       (21,896)
                                                                                    -----------    -----------
  ASSETS UNDER FINANCIAL LEASES                                                         323,300        206,175
                                                                                    -----------    -----------
  - Assets under financial leases                                                       326,797        208,603
  - Allowances                                                                           (3,497)        (2,428)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                           CONSOLIDATED BALANCE SHEET
                 As of September 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                                     09.30.07        12.31.06
                                                                                    -----------    -----------
  EQUITY INVESTMENTS                                                                     43,697         35,575
                                                                                    -----------    -----------
  - In financial institutions                                                             3,136          3,057
  - Other                                                                                81,917         77,385
  - Allowances                                                                          (41,356)       (44,867)
                                                                                    -----------    -----------
  MISCELLANEOUS RECEIVABLES                                                           1,132,861        675,510
                                                                                    -----------    -----------
  - Receivables for assets sold                                                          15,510         15,118
  - Tax on minimum presumed income - Tax credit                                         251,235        218,884
  - Other                                                                               950,763        515,805
  - Accrued interest on receivables for
     assets sold                                                                            441             93
  - Other accrued interest and adjustments
     receivable                                                                              79             82
  - Allowances                                                                          (85,167)       (74,472)
                                                                                    -----------    -----------
  BANK PREMISES AND EQUIPMENT                                                           673,507        490,290
                                                                                    -----------    -----------
  MISCELLANEOUS ASSETS                                                                  152,582        271,107
                                                                                    -----------    -----------
  INTANGIBLE ASSETS                                                                     429,111        502,796
                                                                                    -----------    -----------
  - Goodwill                                                                             63,376         65,165
  - Organization and development expenses                                               365,735        437,631
                                                                                    -----------    -----------
  UNALLOCATED ITEMS                                                                       5,525          4,381
                                                                                    -----------    -----------
  OTHER ASSETS                                                                           16,231          8,311
                                                                                    -----------    -----------
  TOTAL ASSETS                                                                       21,769,179     23,615,438
                                                                                    ===========    ===========

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                           CONSOLIDATED BALANCE SHEET
                 As of September 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                                         09.30.07       12.31.06
                                                                                      -------------   -------------
LIABILITIES
                                                                                      -------------   -------------
  DEPOSITS                                                                               12,748,295      10,779,369
                                                                                      -------------   -------------
  - Non-financial public sector                                                             207,737          63,922
  - Financial sector                                                                        159,484         154,303
  - Non-financial private sector and residents abroad                                    12,381,074      10,561,144
    - Current Accounts                                                                    2,465,670       1,982,765
    - Savings Accounts                                                                    3,014,754       2,442,946
    - Time Deposits                                                                       6,467,173       5,789,299
    - Investment accounts                                                                     3,632           4,031
    - Other                                                                                 302,778         211,176
    - Accrued interest and exchange rate differences payable                                127,067         130,927
                                                                                      -------------   -------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                    5,870,200       9,806,216
                                                                                      -------------   -------------
  - Argentine Central Bank                                                                      941       3,025,977
    - Other                                                                                     941       3,025,977
  - Banks and international entities                                                        670,976         844,263
  - Unsubordinated negotiable obligations                                                 2,397,471       2,809,416
  - Amounts payable for spot and forward purchases to be settled                          1,007,400       1,046,181
  - Securities to be delivered under spot and forward sales to be settled                    22,894          91,329
  - Loans from domestic financial institutions                                              194,126         281,445
    - Interbank loans (call money loans received)                                             8,702          99,594
    - Other loans from domestic financial institutions                                      184,665         181,461
    - Accrued interest payable                                                                  759             390
  - Balances from forward transactions without delivery of underlying asset to be
    settled                                                                                     680           2,478
  - Other                                                                                 1,499,294       1,577,126
  - Accrued interest and exchange rate differences payable                                   76,418         128,001
                                                                                      -------------   -------------
  MISCELLANEOUS LIABILITIES                                                                 264,220         223,095
                                                                                      -------------   -------------
  - Dividends payable                                                                           940               -
  - Directors' and syndics' fees                                                              2,924           3,255
  - Other                                                                                   260,356         219,002
  - Adjustments and accrued interest payable                                                      -             838
                                                                                      -------------   -------------
  PROVISIONS                                                                                169,731         182,927
                                                                                      -------------   -------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                       832,132         777,617
                                                                                      -------------   -------------
  UNALLOCATED ITEMS                                                                           5,988           5,734
                                                                                      -------------   -------------
  OTHER LIABILITIES                                                                          72,455          64,827
                                                                                      -------------   -------------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                   196,296         167,185
                                                                                      -------------   -------------
TOTAL LIABILITIES                                                                        20,159,317      22,006,970
                                                                                      -------------   -------------
SHAREHOLDERS' EQUITY                                                                      1,609,862       1,608,468
                                                                                      -------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               21,769,179      23,615,438
                                                                                      =============   =============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                        CONSOLIDATED MEMORANDUM ACCOUNTS
                 As of September 30, 2007 and December 31, 2006.
                     (figures stated in thousands of pesos)

                                                                                        09.30.07       12.31.06
                                                                                      ------------   ------------
DEBIT                                                                                   15,721,689   17,961,491
                                                                                      ============   ============
  CONTINGENT                                                                             5,950,408      8,215,105
                                                                                      ------------   ------------
  - Loans obtained (unused balances)                                                        21,965        107,986
  - Guarantees received                                                                  4,643,611      6,006,114
  - Other not included in the debtor classification regulations                                  -         10,500
  - Contingencies re. contra items                                                       1,284,832      2,090,505
                                                                                      ------------   ------------
  CONTROL                                                                                7,458,927      8,231,305
                                                                                      ------------   ------------
  - Uncollectible loans                                                                    528,129        582,503
  - Other                                                                                6,666,401      7,461,271
  - Control re. contra items                                                               264,397        187,531
                                                                                      ------------   ------------
  DERIVATIVES                                                                            1,484,518        800,127
                                                                                      ------------   ------------
  - "Notional" value of forward transactions without delivery of underlying asset          937,885        475,338
  - Derivatives re. contra items                                                           546,633        324,789
                                                                                      ------------   ------------
  TRUST ACCOUNTS                                                                           827,836        714,954
                                                                                      ------------   ------------
  - Trust funds                                                                            827,836        714,954
                                                                                      ------------   ------------
CREDIT                                                                                  15,721,689     17,961,491
                                                                                      ============   ============
  CONTINGENT                                                                             5,950,408      8,215,105
                                                                                      ------------   ------------
  - Loans granted (unused balances)                                                        721,984        624,847
  - Guarantees granted to the Argentine Central Bank                                             -        955,414
  - Other guarantees granted included in the debtor classification regulations             120,038        123,790
  - Other guaranteed not included in the debtor classification regulations                 176,469        180,892
  - Others included in the debtor classification regulations                               217,417        164,374
  - Others not included in the debtor classification regulations                            48,924         41,188
  - Contingencies re. contra items                                                       4,665,576      6,124,600
                                                                                      ------------   ------------
  CONTROL                                                                                7,458,927      8,231,305
                                                                                      ------------   ------------
  - Checks and drafts to be credited                                                       264,219        187,358
  - Other                                                                                      178        471,472
  - Control re. contra items                                                             7,194,530      7,572,475
                                                                                      ------------   ------------
  DERIVATIVES                                                                            1,484,518        800,127
                                                                                      ------------   ------------
  - "Notional" value of put options written                                                158,748        175,923
  - "Notional" value of forward transactions without delivery of underlying asset          387,885        148,866
  - Derivatives re. contra items                                                           937,885        475,338
                                                                                      ------------   ------------
  TRUST ACCOUNTS                                                                           827,836        714,954
                                                                                      ------------   ------------
  - Trust liabilities re. contra items                                                     827,836        714,954

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
        For the period of nine months commenced January 1, 2007 and ended
               September 30, 2007, presented in comparative format
                with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                           09.30.07      09.30.06
                                                                         ------------  ------------
FINANCIAL INCOME                                                            1,447,152     1,801,137
                                                                         ------------  ------------
  - Interest on cash and due from banks                                         9,764           320
  - Interest on loans to the financial sector                                   3,012         1,855
  - Interest on overdrafts                                                     76,855        48,714
  - Interest on promissory notes                                              196,899       142,522
  - Interest on mortgage loans                                                 68,787        49,667
  - Interest on pledge loans                                                    8,757         9,866
  - Interest on credit card loans                                             304,205       191,509
  - Interest on other loans                                                   139,447        69,252
  - Net income from government and corporate securities                       183,865       307,654
  - Interest on other receivables resulting from financial brokerage           26,504       137,235
  - Net income from secured loans - Decree No. 1,387/01                        65,886       148,207
  - CER adjustment                                                            157,562       580,560
  - Exchange rate differences on gold and foreign currency                     58,427        62,802
  - Other                                                                     147,182        50,974
                                                                         ------------  ------------
FINANCIAL EXPENSES                                                            908,212     1,408,938
                                                                         ------------  ------------
  - Interest on current account deposits                                       11,727        16,807
  - Interest on savings account deposits                                        3,702         2,855
  - Interest on time deposits                                                 364,545       206,472
  - Interest on interbank loans received (call money loans)                     3,247         2,500
  - Interest on other loans from financial institutions                         1,590         2,754
  - Interest on other liabilities resulting from financial brokerage          239,188       230,611
  - Interest on subordinated obligations                                       70,494        54,498
  - Other interest                                                             44,738       148,221
  - CER adjustment                                                             59,238       571,049
  - Contributions made to Deposit Insurance Fund                               14,902        11,386
  - Other                                                                      94,841       161,785
                                                                         ------------  ------------
GROSS FINANCIAL MARGIN                                                        538,940       392,199
                                                                         ============  ============
PROVISIONS FOR LOAN LOSSES                                                    158,968        84,640
                                                                         ------------  ------------
INCOME FROM SERVICES                                                          841,691       603,169
                                                                         ------------  ------------
  - Related to lending transactions                                           243,905       172,440
  - Related to borrowing transactions                                         211,048       157,482
  - Other commissions                                                          13,092        10,869
  - Other                                                                     373,646       262,378
                                                                         ------------  ------------
EXPENSES FOR SERVICES                                                         179,952       123,960
                                                                         ------------  ------------
  - Commissions                                                                84,248        56,682
  - Other                                                                      95,704        67,278

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
        For the period of nine months commenced January 1, 2007 and ended
               September 30, 2007, presented in comparative format
                with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                    09.30.07        09.30.06
                                                                                  ------------    ------------
ADMINISTRATIVE EXPENSES                                                                919,836         696,187
                                                                                  ------------    ------------
  - Personnel expenses                                                                 479,607         360,261
  - Directors' and Syndics' fees                                                         4,838           4,029
  - Other fees                                                                          30,271          26,167
  - Advertising and publicity                                                           80,656          58,549
  - Taxes                                                                               48,707          35,459
  - Depreciation of bank premises and equipment                                         35,425          27,622
  - Amortization of organization expenses                                               27,045          26,271
  - Other operating expenses                                                           138,358         105,039
  - Other                                                                               74,929          52,790
                                                                                  ------------    ------------
NET INCOME FROM FINANCIAL BROKERAGE                                                    121,875          90,581
                                                                                  ============    ============
MINORITY INTERESTS RESULT                                                              (23,104)        (17,692)
                                                                                  ------------    ------------
MISCELLANEOUS INCOME                                                                   171,842         200,643
                                                                                  ------------    ------------
  - Net income from equity investments                                                   1,843               -
  - Penalty interests                                                                    1,388             738
  - Loans recovered and allowances reversed                                             62,278         107,048
  - CER adjustment                                                                          92              97
  - Other                                                                              106,241          92,760
                                                                                  ------------    ------------
MISCELLANEOUS LOSSES                                                                   214,425         119,544
                                                                                  ------------    ------------
  - Net loss from equity investments                                                         -          13,209
  - Penalty interests and charges in favor of the Argentine Central Bank                    13             571
  - Loan loss provisions for miscellaneous receivables and other provisions             40,439          37,028
  - CER adjustment                                                                          23               -
  - Amortization of differences arising from court resolutions                         108,667               -
  - Depreciation and losses from miscellaneous assets                                      422             816
  - Amortization of goodwill                                                            14,576          15,653
  - Other                                                                               50,285          52,267
                                                                                  ------------    ------------
NET INCOME BEFORE INCOME TAX                                                            56,188         153,988
                                                                                  ------------    ------------
INCOME TAX                                                                              54,794          80,653
                                                                                  ------------    ------------
NET INCOME FOR THE PERIOD                                                                1,394          73,335
                                                                                  ============    ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
            CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS
        For the period of nine months commenced January 1, 2007 and ended
                               September 30, 2007
                     (figures stated in thousands of pesos)

                                                                                     09.30.07
                                                                                  --------------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 24)
  - Cash at beginning of fiscal year                                                   3,254,273
  - Cash at period end                                                                 3,431,904
                                                                                  --------------
Increase in cash (in constant currency)                                                  177,631
                                                                                  ==============
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
  - Government and corporate securities                                                1,336,544
  - Loans
    - To the financial sector                                                              2,606
    - To the non-financial public sector                                               1,371,050
    - To the non-financial private sector and residents abroad                        (1,407,106)
  - Other receivables resulting from financial brokerage                               1,906,233
  - Assets under financial leases                                                        (86,858)
  - Deposits
    - To the financial sector                                                              5,181
    - To the non-financial public sector                                                 143,815
    - To the non-financial private sector and residents abroad                         1,374,585
  - Other liabilities from financial brokerage
    - Financing from the financial sector
      - Interbank loans - (call money loans received )                                   (94,547)
    - Other (except from liabilities included in financing activities)                  (273,379)
Collections related to income from services                                              896,256
Payments related to expenses for services                                               (201,670)
Administrative expenses paid                                                            (864,329)
Payment of organization and development expenses                                         (55,670)
Collection for penalty interests, net                                                      1,375
Differences arising from court resolutions paid                                          (10,971)
Collection of dividends from other companies                                               1,900
Other collections related to miscellaneous profits and losses                             68,059
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                                      (37,799)
  - Other operating activities, net                                                       62,179
Income tax and minimum presumed income tax payment                                       (46,773)
                                                                                  --------------
Net cash flow generated by operating activities                                        4,090,681
                                                                                  ==============
Investment activities
Payments for bank premises and equipment, net                                            (42,562)
Payments for miscellaneous assets, net                                                   (57,571)
Payments for equity investments                                                           (1,698)
                                                                                  --------------
Net cash flows used in investment activities                                            (101,831)
                                                                                  ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
      CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS (Continued)
        For the period of nine months commenced January 1, 2007 and ended
                               September 30, 2007
                     (figures stated in thousands of pesos)

                                                                   09.30.07
                                                                --------------
Financing activities
Net collections/(payments) for:
  - Unsubordinated negotiable obligations                             (584,568)
  - Argentine Central Bank:
    - Other                                                         (3,065,584)
  - Banks and international entities                                  (151,519)
  - Subordinated obligations                                           (50,503)
  - Loans from domestic financial institutions                           2,035
Capital contributions                                                      299
Distribution of dividends                                               (4,618)
                                                                --------------
Net cash flows used in financing activities                         (3,854,458)
                                                                ==============
Financial results and by holding of cash and cash
 equivalents (including interest and monetary result)                   43,239
                                                                ==============
Increase in cash                                                       177,631
                                                                ==============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
               For the nine-month period commenced January 1, 2007
         and ended September 30, 2007, presented in comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1: PRESENTATION OF FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). As required by the above-mentioned regulations, the comparative information in the Balance Sheet corresponds to the end of the previous fiscal year, while that of the Income Statement corresponds to the same period of the previous fiscal year. The presentation of the Statement of Cash Flows and cash equivalents presented in comparative format is required by law as from September, 2008. These financial statements include the balances corresponding to Banco de Galicia y Buenos Aires S. A.'s activities and its subsidiaries located in Argentina and abroad and they form an integral part as supplementary information along with the Bank's quarterly financial statements. Therefore, they must be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2: ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. CONSOLIDATION OF FINANCIAL STATEMENTS

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

a. Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period.
The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal year.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

b. CONSISTENCY OF ACCOUNTING PRINCIPLES
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 item c.2. to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - FOREIGN CURRENCY ASSETS AND LIABILITIES
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of September 30, 2007, December 31, 2006 and September 30, 2006, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.1495, $ 3.0695 and $ 3.1043, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - GOLD BULLION
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b. 3. - GOVERNMENT AND CORPORATE SECURITIES b.3.a. - GOVERNMENT SECURITIES
I) Holdings of securities in investment accounts:
These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at their "technical value".

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been valued at market price, into which, as of December 2006, the bonds to be received were included therein, Banco de Galicia y Buenos Aires S.A's Shareholders' equity would have been reduced as of September 30, 2007 and December 31, 2006, by approximately $244,796 and $ 202,299, respectively.

II) Holdings of trading securities:
These are recorded at the closing price for each class of securities at period/fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Unlisted securities:
As of September 30, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. carries the following holdings:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

a) Secured bonds in pesos (Bogar)
As of the date of these financial statements, no holdings of these bonds were recorded.

As of December 31, 2006, the holdings allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, have been valued at the value admitted for those purposes. The remaining holdings were valued at the lowest of their "present value" and "technical value", as defined in item b.4. Had these securities been valued at market price, an increase of $ 1,475 in Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity would have been recognized.

Securities sold and pending settlement were valued at their net realized value.

b) Discount Bonds and GDP-Linked Negotiable Securities.
Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, and opted to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, with a face value of US$ 280,471, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

As of September 30, 2007 and December 31, 2006, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds' cash flows at that date.

This valuation is reduced by the amount of perceived payments and accrued interest is not recognized. As of September 30, 2007, holdings of such bonds are mainly used in repo transactions. Had these securities been marked to market, as of September 30,2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 312,429 and $ 239,262 respectively.

IV) Securities issued by the Argentine Central Bank:
These are recorded at the closing listed price for each class of securities at the end of each period/fiscal year.

Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.3.b. - INVESTMENTS IN LISTED CORPORATE SECURITIES
These securities are valued at the period/ fiscal year-end closing price, less estimated selling costs, when applicable.

b.4.- SECURED LOANS - DECREE NO. 1,387/01
In accordance with the Argentine Central Bank's regulations, secured loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of September 30, 2007, was 5.60% per annum and, as of December 31, 2006, 5% per annum.

The "technical value" is the adjusted amount of each instrument under contractual conditions.

Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

At the date of these financial statements, their estimated realizable value is lower than their book value by $31,400 approximately. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions that may be applicable, the adjustment by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (C.E.R) has been accrued.

b.6. -  DEBT SECURITIES AND PARTICIPATION CERTIFICATES IN FINANCIAL TRUSTS
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts.

b.7. - UNLISTED NEGOTIABLE OBLIGATIONS
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - ASSETS UNDER FINANCIAL LEASES
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - EQUITY INVESTMENTS
b.9.a. - IN FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED ACTIVITIES

Argentine:
Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, is valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - EQUITY INVESTMENTS
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above. was applied.

b.10. - BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- OTHER MISCELLANEOUS ASSETS
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - INTANGIBLE ASSETS
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

Effective December 2005, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization. The maximum amount to be deferred cannot exceed 50% of the new commercial loans' growth nor 10% of the financial institutions<180> computable regulatory capital ("RPC" as per its initials in Spanish). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

As of September 30, 2007 and December 31, 2006, the accumulated amount of deferred amortizations is $ 143,864 and $ 148,673 respectively.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

b.13. - ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - INCOME TAX
As of September 30, 2007, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method.

b.15. - TAX ON MINIMUM PRESUMED INCOME
Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, which are not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Banco de Galicia y Buenos Aires S.A.'s outstanding tax credits and their probable offsetting date are detailed below:

                                 Probable offsetting
 Tax credit  Date of generation         date
 ----------  ------------------  -------------------
     11,702         2001                 2010
     45,158         2002                 2010
     43,004         2003                 2010
     42,037         2004                 2010
     46,126         2005                 2010
     22,073         2006                 2010
     19,647         2006                 2011
     15,442         2007                 2011

In addition to the statement made in the preceding paragraphs, as of September 30, 2007, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 6,006 for the Tax on Minimum Presumed Income, while as of December 31, 2006, this amount was $ 2,067.

b.16.  SEVERANCE PAYMENTS
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

c. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES.
On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution CD No. 93/05, which adopts Technical Resolutions No. 6 to 22 issued by F.A.C.P.C.E. as the Argentine GAAP. Said resolutions were amended with the purpose of unifying Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. adopted Resolution C.D. 93/05 issued by C.P.C.E.C.A.B.A with certain amendments.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved T.P. No. 23 of the F.A.C.P.C.E., to be mandatorily effective for fiscal years beginning on and after July 1, 2006, and thus it also authorized its application in advance. Moreover, on December 14, 2006 the National Securities Commission approved said resolution effective April 1, 2007, and it also allowed its application in advance.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c. 1. - VALUATION CRITERIA
c.1.a. - ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of September 30, 2007, amounting to $ 476,985.

c.1.b. - VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS c.1.b.1. - DOMESTIC SECURED LOANS AND PROVINCIAL SECURED BONDS
As of September 30, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank. The same criterion was applied as of December 31, 2006 to its Bogar holdings, except for those then allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, which were valued at the estimated value admitted for those purposes.

Pursuant to the provisions of Resolution C.D.No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued as follows:

a) Secured Loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the closing date of each fiscal year.

At the date of these financial statements, their estimated realizable value is lower than their book value by $31,400 approximately.

b) Provincial Secured Bonds (Bogar): at market value. The difference between the market value and the book value as of December 31, 2006 is detailed in item b.3.a.III) a) above.

c.1.b.2. - FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON
DEPOSITS
As disclosed in Note 16.1 to the consolidated financial statements, as of September 30, 2007, Banco de Galicia y Buenos Aires S.A. records an asset for $ 269,525 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

and supplementary regulations. Argentine GAAP would admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c. 1. b.3. - COMPENSATION AS PER SECTIONS 28 AND 29 OF DECREE NO. 905/02 OF THE NATIONAL EXECUTIVE BRANCH
As of September 30, 2007 and December 31, 2006, BODEN 2012 resulting from the compensation set forth by Sections 28 and 29 of Decree No. 905/02 issued by the National Executive Branch have been valued to their technical value, as stated in item b.3.a.I) above.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. As of September 30,2007, the market value of the "BODEN 2012" is approximately 91% of its technical value.

c.1.b.4. - ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.1.b.5. - DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE SECURITIES
Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) b) states the effect resulting from the differences in the valuation criteria.

c.1.c. - CONVERSION OF FINANCIAL STATEMENTS
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion would not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s financial statements.

c.1.d. - RESTRUCTURED LOANS AND LIABILITIES
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

c.2.- STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS - COMPARATIVE INFORMATION The Argentine Central Bank provided to replace the Statement of Cash Flows with the Statement of Cash Flows and Cash equivalents as from the accounting information corresponding to the period ended September

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: (Continued)

30, 2007. The presentation of this statement in comparative format is not mandatorily until the end of the period as at June 30, 2008, inclusively.

Said criterion differs from the professional accounting standards, which require that comparative information corresponding to the same period of previous fiscal year be also presented.

NOTE 3: BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 11 and Schedule C to these financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies.

In July 2006, Net Investment S.A.'s Board of Directors together with B2Agro S.A.'s and Tradecom Argentina S.A.'s Board of Directors decided to merge both companies, effective as of July 1st, 2006. On August 14, 2006 the Extraordinary Shareholders' Meetings approved the commitment previous to the merger required by Section 83 of the Law on Corporations. Subsequently, these Meetings approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A. Therefore, Net Investment S.A. was the absorbing company that purchased B2Agro S.A.'s and Tradecom Argentina S.A.'s equity and these two Companies were dissolved without liquidation. On December 6, 2006, the paperwork related to the above-mentioned merger was submitted before the Corporation Control Authority (Inspeccion General de Justicia), for the liquidation of B2Agro S.A and Tradecom Argentina S.A., as well as the paperwork necessary to change Net Investment S.A.'s corporate purpose; all of which were registered by said control authority on February 1, 2007.

As of December 31, 2006, Net Investment S.A's financial statements have been consolidated on a line-by-line basis with B2Agro S.A.'s and Tradecom Argentina S.A.'s financial statements. As of said date, Net Investment S.A.'s interest was as follows:

Issuing company                                    Capital %     Votes %
-----------------------------------------------   -----------   --------
B2Agro S.A.                                            100.00     100.00
Tradecom Argentina S.A.                                100.00     100.00

Sudamericana Holding S.A's results have been adapted to cover a nine-month period as of June 30, 2007, for consolidation purposes. This Company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

On February 8, 2006, the representatives of Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Galicia Patrimoniales Compania de Seguros S.A., subscribed the commitment previous to the merger pursuant to which Galicia Seguros S. A. merges with the assets, liabilities, and Shareholders' equity of Galicia Patrimoniales Compania de Seguros S.A., to be effective as from July 1, 2006. This merger was approved by the Regulatory Authority on July 7, 2006 and was registered with the Corporation Control Authority ("I.G.J.") on September 25, 2006. As of June 30, 2007 and September 30, 2006, Sudamericana Holding S.A.'s interest was as follows:

Issuing company                                    Capital %     Votes %
-----------------------------------------------   -----------   ---------
Galicia Retiro Cia. de Seguros S.A.                     99.99       99.99
Galicia Seguros S.A. (formerly known as Galicia
 Vida Cia. de Seguros S.A.)                             99.99       99.99
Sudamericana Asesores de Seguros S.A.                   99.99       99.99

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3: (Continued)

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies detailed below:

                                             As of September 30, 2007
-----------------------------------------------------------------------------------------------------------------
                                                      Shares                         Percentage held in
                                         -------------------------------   --------------------------------------
Issuing company                                Class            Number      Total Capital       Possible votes
--------------------------------------   -----------------   -----------   ---------------   --------------------
Banco Galicia Uruguay S.A. (*)            Ordinary             2,591,600            100.00                 100.00
Tarjetas Regionales S.A.                  Ord. Book-entry    207,586,358            100.00                 100.00
Galicia Factoring y Leasing S.A.          Ord. Book-entry      1,889,700             99.98                  99.98
Galicia Valores S.A. Sociedad de Bolsa    Ord. Book-entry        999,996             99.99                  99.99

                                             As of December 31, 2006
-----------------------------------------------------------------------------------------------------------------
                                                      Shares                         Percentage held in
                                         -------------------------------   --------------------------------------
Issuing company                                Class            Number      Total Capital       Possible votes
--------------------------------------   -----------------   -----------   ---------------   --------------------
Banco Galicia Uruguay S.A. (*)            Ordinary             2,591,600            100.00                 100.00
Tarjetas Regionales S.A.                  Ord. Book-entry    207,586,358            100.00                 100.00
Galicia Factoring y Leasing S.A.          Ord. Book-entry      1,889,700             99.98                  99.98
Galicia Valores S.A. Sociedad de Bolsa    Ord. Book-entry        999,996             99.99                  99.99

(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                             As of September 30, 2007
-----------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
Issuing company                                 Assets         Liabilities         Equity          Net income
----------------------------------------   ---------------   ---------------   ---------------   ---------------
Banco Galicia Uruguay S.A. (*)                     653,469           524,302           129,167            19,117
Tarjetas Regionales S.A.                         2,232,256         1,860,191           372,065            66,188
Galicia Factoring y Leasing S.A.                     5,335             1,000             4,335               394
Galicia Valores S.A. Sociedad de Bolsa              22,454             8,433            14,021               412

               Financial condition as of December 31, 2006 and net income as of September 30, 2006
-----------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
Issuing company                                 Assets         Liabilities         Equity           Net income
----------------------------------------   ---------------   ---------------   ---------------   ---------------
Banco Galicia Uruguay S.A. (*)                     633,039           525,784           107,255            30,440
Tarjetas Regionales S.A.                         1,828,016         1,522,138           305,878            54,326
Galicia Factoring y Leasing S.A.                     4,648               707             3,941               353
Galicia Valores S.A. Sociedad de Bolsa              42,277            28,668            13,609               162

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

Galicia (Cayman) Limited's financial statements have been consolidated, in turn, with those of Galicia Pension Fund, in which Galicia (Cayman) Limited holds a 100% interest.

Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.

In addition, Tarjetas Regionales S.A.'s financial statements as of September 30, 2007, which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3: (Continued)

Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing company          09.30.07     12.31.06
---------------------   ----------   ----------
Tarjetas Cuyanas S.A.       60.000%      60.000%
Tarjetas del Mar S.A.       99.995%      99.995%
Tarjeta Naranja S.A.        80.000%      80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which the former company holds 87.7% of the voting stock and with the financial statements of Ancud Comercial S.A. in which it holds 99.4% of the voting stock.

On December 19, 2006, Tarjeta Naranja S. A., within the framework of the investment project carried out in Dominican Republic for the development of credit card business in said country, acquired 99.4% of Ancud Comercial S. A.'s capital stock. Last August, Shareholders of the latter company accepted the proposal to receive irrevocable contributions on account of future issues of shares, made by Banco Multiple Leon S. A. (company domiciled in Dominican Republic) for the amount of US$ 4,000. In addition, the company decided to increase its capital stock, through the capitalization of the above-mentioned irrevocable contribution, together with another contribution made by Tarjeta Naranja S. A. for the amount of US$ 3,997. The completion of all these decisions mentioned above is still subject to the approval by local controlling authorities. The total amount of the investment in Ancud Comercial S. A. at period-end was $11,942.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4: MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

The minority interest percentages as of September 30, 2007 and December 31, 2006 are the following:

Issuing company                                               09.30.07      12.31.06
----------------------------------------------------------   ----------   -----------
Banco de Galicia y Buenos Aires S.A.                            5.34081%      6.39536%
Net Investment S.A.                                             0.66760%      0.79942%
Sudamericana Holding S.A.                                       0.66758%      0.79940%
Galicia Warrants S.A.                                           0.66760%      0.79942%
B2Agro S.A.                                                           -       0.79942%
Net Investment B.V.                                             0.66760%      0.79942%
Tradecom Argentina S.A.                                               -       0.79942%
Galicia Retiro Cia. de Seguros S.A. (*)                         0.66769%      0.79950%
Galicia Seguros S.A. (formerly known as Galicia Vida Cia.
 de Seguros S.A.) (*)                                           0.66780%      0.79962%
Sudamericana Asesores de Seguros S.A. (*)                       0.67315%      0.80496%

(*) Minority interest determined based on the financial statements as of June 30, 2007 and September 30, 2006.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 4: (Continued)

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing company                                                           09.30.07     12.31.06
----------------------------------------------------------------------   ----------   ----------
Galicia Valores S.A. Sociedad de Bolsa                                        0.010%       0.010%
Galicia Factoring y Leasing S.A.                                              0.020%       0.020%
Galicia  Administradora  de Fondos  S.A.  Sociedad  Gerente  de Fondos
 Comunes de Inversion                                                         0.015%       0.015%
Tarjetas Cuyanas S.A.                                                        40.000%      40.000%
Tarjeta Naranja S.A.                                                         20.000%      20.000%
Tarjetas del Mar S.A.                                                         0.005%       0.005%
Cobranzas Regionales S.A.                                                    22.460%      22.460%
Ancud Comercial S.A.                                                          0.600%       0.600%

NOTE 5: RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

Minimum cash requirement at the end the period/ fiscal year was as follows (as measured in average daily balances):

                                                 09.30.07      12.31.06
                                                ----------   -----------
Minimum cash requirement in Pesos                1,452,013     1,217,511
Minimum cash requirement in foreign currency       804,071       658,751

As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

Accounts showing compliance with minimum cash requirements: as of September 30, 2007, the balances registered as computable items are as follows:

                                                                                                     Euros
Item                                                                         $           US$          (*)
----------------------------------------------------------------------   ----------   ----------   ----------
Cash held in Banco de Galicia y Buenos Aires S.A.'s subsidiaries            177,246       17,563        3,316
Cash held in valuables transportation companies and in transit               99,427       15,103        2,487
Current accounts at the Argentine Central Bank                              914,181            -            -
Demand-deposit accounts at the Argentine Central Bank                             -      199,883            -
Special escrow accounts at the Argentine Central Bank                       157,064            -            -
Special current accounts at the Argentine  Central Bank for social
 security payments                                                              385            -            -
                                                                         ----------   ----------   ----------
Total computable items to meet minimum cash requirements                  1,348,303      232,549        5,803
                                                                         ----------   ----------   ----------

(*) Stated in thousands of U.S. dollars.

I) AS OF SEPTEMBER 30, 2007, BANCO DE GALICIA Y BUENOS AIRES S. A.'S ABILITY TO DISPOSE OF THE FOLLOWING ASSETS WAS RESTRICTED AS MENTIONED BELOW:

a. CASH AND DUE FROM BANKS, GOVERNMENT SECURITIES AND SECURED LOANS
The Bank has deposited $ 57,055 as a guarantee to third parties, $ 545,987 for margin requirements of repo transactions and $ 13,608 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex). Furthermore, secured loans for $ 356 are prevented from using as a result of a court order.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5: (Continued)

b. SPECIAL ESCROW ACCOUNTS
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of September 30, 2007 amounted to $ 157,064.

c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK
- Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent and book-entry mortgage securities held in custody for $ 1,306.

d. EQUITY INVESTMENTS
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

o Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
o Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., in its capacity of shareholder of the concessionaire companies, had guaranteed the compliance with certain obligations arising from the concession contracts entered into by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation), and Aguas Cordobesas S.A.

In addition, Banco de Galicia y Buenos Aires S.A., as well as the other shareholders, had committed, under certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions. It is worth mentioning that, as of September 30, 2007; only the commitments related to Aguas Cordobesas S.A. are still in force.

Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

Aguas Provinciales de Santa Fe S.A. (in liquidation): the Shareholders' Meeting of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it was contrary to the corporate interests, and requested to call for a new Meeting to reactivate and capitalize this Company, thus allowing its continuity.

On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault. This situation resulted from the Company's dissolution decided by the majority shareholders during the above-mentioned Shareholders' Meeting.

Since March 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the National Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A., on the grounds of the concessionaire's fault.

As a result of this measure, Aguas Argentinas S.A. went into default and requested to file for reorganization proceedings under the provisions of Section 5 and subsequent sections of Law No. 24,522.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5: (Continued)

On March 9, 2006, Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

As from June 2006, a provision for the total interest in said Company has been recognized. For the remaining credits, the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established.

e. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS
As of September 30, 2007, Banco de Galicia y Buenos Aires S.A. has recorded
$ 120,928 as collateral for credit lines granted by the I.F.C., and the related transactions have been allocated to the resources provided by the I.F.C.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used BODEN 2012 for a face value of US$ 110,000, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of September 30, 2007, the balance of secured loans was $ 49,181.

As of December 31, 2006, the total amount of restricted assets for the aforementioned items was $ 3,226,783.

II) AS OF SEPTEMBER 30, 2007, THE ABILITY OF BANCO DE GALICIA Y BUENOS AIRES S.A. TO DISPOSE OF THE ASSETS OF ITS SUBSIDIARIES WAS RESTRICTED AS FOLLOWS:

a. GALICIA VALORES S.A. SOCIEDAD DE BOLSA:
As of September 30, 2007 and December 31, 2006, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,360.

b. TARJETAS CUYANAS S.A.:
As of September 30, 2007, the company's ability to dispose of time deposits for $530 and $80, and as of December 31, 2006 for $ 600 and $ 80, was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina, respectively.

c. TARJETA NARANJA S.A.
Attachments in connection with lawsuit have been levied on current account deposits for $ 291.

d. BANCO GALICIA URUGUAY S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Banco Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) AS OF SEPTEMBER 30, 2007, THE BANK'S ABILITY TO DISPOSE OF THE FOLLOWING ASSETS CORRESPONDING TO GALVAL AGENTE DE VALORES S.A. WAS RESTRICTED AS MENTIONED BELOW:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the above-mentioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 6: GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations:

As of September 30, 2007 and December 31, 2006, holdings of government and corporate securities were as follows:

                                                                 09.30.07        12.31.06
                                                               ------------    ------------
Government Securities
Listed
Recorded at market value
Trading securities
  - Government bonds                                                 43,617          28,206
  - Other                                                               401             360
  - Less: Allowance for impairment of value                            (366)           (357)
                                                               ------------    ------------
Total trading securities                                             43,652          28,209
                                                               ------------    ------------
Recorded at cost after amortization
In investment accounts
  - Government bonds (Boden 2012)                                 1,711,379       2,608,827
  - Securities issued by the Argentine Central Bank                   9,985               -
                                                               ------------    ------------
Total securities in investment accounts                           1,721,364       2,608,827
                                                               ------------    ------------
Securities issued by the Argentine Central Bank
  - Listed securities                                               471,536         119,520
                                                               ------------    ------------
Total securities issued by the Argentine Central Bank               471,536         119,520
                                                               ------------    ------------
Unlisted
  - Government bonds (Discount)                                         278         431,753
                                                               ------------    ------------
Total unlisted securities                                               278         431,753
                                                               ------------    ------------
Total government securities                                       2,236,830       3,188,309
                                                               ------------    ------------
Corporate Securities

  - Negotiable obligations (listed)                                     850             339
  - Other                                                               981               -
                                                               ------------    ------------
Total corporate securities                                            1,831             339
                                                               ------------    ------------
Total government and corporate securities                         2,238,661       3,188,648
                                                               ------------    ------------

NOTE 7: LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:
-  Overdrafts: short-term obligations issued in favor of customers.
-  Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-  Credit card loans: loans granted to credit card holders.
-  Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 7: (Continued)

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees in relation to a registered senior pledge).

As of September 30, 2007 and December 31, 2006, the classification of the loan portfolio was as follows:

                                                            09.30.07        12.31.06
                                                          -------------   -------------
Non-financial public sector                                   1,254,151       2,739,282
Financial sector                                                112,881         311,623
Non-financial private sector and residents abroad             9,951,796       7,801,109
  - With preferred guarantees                                 1,245,532       1,076,170
  - With other collateral                                     1,545,545       1,307,511
  - With no collateral                                        7,160,719       5,417,428
                                                          -------------   -------------
Subtotal                                                     11,318,828      10,852,014
Allowance for loan losses                                      (389,245)       (327,042)
                                                          -------------   -------------
Total                                                        10,929,583      10,524,972
                                                          =============   =============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8: EQUITY INVESTMENTS

As of September 30, 2007 and December 31, 2006, the breakdown of "Equity Investments" was a follows:

                                                             09.30.07       12.31.06
                                                          -------------   -------------
In financial institutions and supplementary and
 authorized activities
  - Banco Latinoamericano de Exportaciones S.A.                   1,561           1,522
  - Banelco S.A.                                                  7,852           7,868
  - Mercado de Valores de Buenos Aires S.A.                       8,050           8,050
  - Visa Argentina S.A.                                             951             951
  - Other                                                         2,428           2,362
                                                          -------------   -------------
Total equity investments in financial  institutions,
 supplementary and authorized activities                         20,842          20,753
                                                          -------------   -------------
In non-financial institutions
  - AEC S.A.                                                     10,656           6,139
  - Aguas Argentinas S.A.                                        23,370          23,370
  - Aguas Cordobesas S.A.                                         8,911           8,911
  - Aguas Provinciales de Santa Fe S.A.                          10,771          10,771
  - Electrigal S.A.                                               5,455           5,455
  - Other                                                         5,048           5,043
                                                          -------------   -------------
Total equity investments in non-financial institutions           64,211          59,689
                                                          -------------   -------------
Allowances                                                      (41,356)        (44,867)
                                                          -------------   -------------
Total equity investments                                         43,697          35,575
                                                          =============   =============

NOTE 9: INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of September 30, 2007 and December 31, 2006, respectively:

                                                             09.30.07       12.31.06
                                                          -------------   -------------
In banks                                                         50,631          45,192
Companies issuing regional credit cards                          12,745          19,973
                                                          -------------   -------------
Total                                                            63,376          65,165
                                                          =============   =============

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 10: TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                                       Balance of Trust Fund
                                                 ---------------------------------
Date of Contract            Trustor                    $               US$             Maturity Date
----------------  -----------------------------  -------------  ------------------   -----------------
02.15.05          Blaisten                                  87                   -       02.15.08 (1)
12.29.05          Tecsan - Benito Roggio                    98                   -       04.28.11 (1)
06.16.06          La Nacion                                  3                   -       12.31.07 (1)
04.10.07          Sullair                                4,539                   -       12.31.10 (1)

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contract:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                                       Balance of Trust Fund
                                                 ---------------------------------
                                                                  In thousands of
Date of Contract            Trustor                    $               US$             Maturity Date
----------------  -----------------------------  -------------  ------------------   -----------------
    03.10.05      Grobo I                                  738                   -       12.31.07 (4)
    07.13.05      Rumbo Norte I                          3,604                  61       07.13.11 (4)
    10.12.05      Hydro I                               25,166                   -       09.05.17 (3)
    05.02.06      Prosion I                                  2                 687       06.15.09 (4)
    05.22.06      Radio Sapienza III                         1                   -       05.12.09 (4)
    06.26.06      Saturno II                                43                   -       09.30.07 (4)
    08.10.06      Faid 2006/07                           8,926                 172       11.30.07 (4)
    10.05.06      Saturno III                            2,417                   -       04.15.08 (4)
    10.17.06      Tarjetas del Mar II                    6,386                   -       01.10.15 (4)
    11.24.06      Radio Sapienza IV                      3,461                   -       11.12.09 (4)
    12.05.06      Faid 2011                             41,248                   -       02.28.12 (4)
    12.06.06      Gas I                                620,939                   -       10.28.14 (4)
    01.11.07      Saturno IV                            10,209                   -       07.15.08 (4)
    03.02.07      Agro Nitralco                            849               2.776       08.29.08 (4)
    03.29.07      Saturno V                             18,537                   -       09.15.08 (4)
    05.11.07      Radio Sapienza V                       8,775                   -       08.12.10 (4)

(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

                                                       Balance of Trust Fund
                                                 ---------------------------------
Date of Contract            Trustor                    $               US$             Maturity Date
----------------  -----------------------------  -------------  ------------------   -----------------
06.08.07          Saturno VI                            36,909                   -       11.15.08 (3)
09.05.07          Saturno VII                           10,268                   -       02.15.09 (3)
07.26.07          Fideicheq                             12,990                   -       01.31.08 (3)

(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

NOTE 11: NEGOTIABLE OBLIGATIONS

a) As of September 30, 2007, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:
a.1) Ordinary negotiable obligations:

                    Residual face value                           Issuance authorized
Date of issuance            US$                Term        Rate      by the C.N.V.
----------------   ---------------------    ----------   -------  -------------------
   11.08.93                        3,902(*)  10 years       9.00%       10.08.93

(*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: (Continued)

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, consumer loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

a.2) The Ordinary Shareholders' Meeting held on September 30, 2003, approved the constitution of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the C.N.V, which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the C.N.V. may authorize pursuant to regulations.

On April 23, 2004, through Resolution No. 14,773 the C.N.V. authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 or its equivalent in other currencies.

The net proceeds of the negotiable obligations issued under the Program were used to refinance foreign debt, in accordance with Section 36 of the Law on Negotiable Obligations , the Argentine Central Bank regulations, and other applicable regulations.

The Ordinary and Extraordinary Shareholder's Meeting held on April 27, 2006 ratified and renewed the powers invested in the Board of Directors regarding this program.

As of September 30,2007, Banco de Galicia y Buenos Aires S.A. had the following negotiable obligations outstanding under this Program:

Ordinary negotiable obligations:

                    Residual face value                           Issuance authorized
Date of issuance            US$                Term        Rate      by the C.N.V.
----------------   ---------------------    ----------   -------  -------------------
05.18.04                         302,133       (1)         (*)        12.29.03 and
                                                                        04.27.04
05.18.04                         220,524       (2)         (#)        12.29.03 and
                                                                        04.27.04

(1) The principal of the Negotiable Obligations Due in 2014 shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 11.12% of the original principal amount is due. As of September 30, 2007, Grupo Financiero Galicia S. A. holds no Negotiable Obligations Due 2014. As of December 31, 2006, the Company held said Negotiable Obligations for a face value of US$ 107,000.
(2) The principal of the Negotiable Obligations Due in 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010 .
(*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which rate shall be increased by 1% each year until an annual rate of 7% is reached as from January 1, 2008 up to but not including January 1, 2014.
(#) The interest rate established for the period July 1, 2007 - December 31, 2007 is 8.88% (6-month Libor: 5.38% plus 3.5%).

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: (Continued)

Subordinated negotiable obligations:

                    Residual face value                           Issuance authorized
Date of issuance            US$                Term        Rate      by the C.N.V.
----------------   ---------------------    ----------   -------  -------------------
05.18.04                        259,384 (*)         (1)       (2)     12.29.03 and
                                                                        04.27.04

(*) This amount includes US$ 41,172 of the capitalization of interest services due between July 1, 2004 and July 1, 2007, inclusively, on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019). As of September 30, 2007, Grupo Financiero Galicia S. A. holds no Subordinated Negotiable Obligations Due in 2019. As of December 30, 2006, the Company held Subordinated Negotiable Obligations for a face value of US$ 4,281.93, which included capitalized interest on the new Subordinated Obligations.
(1) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(2) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due in 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due in 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due in 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due in 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019.

As of September 30, 2007, Banco de Galicia y Buenos S. A.'s holdings of Negotiable Obligations due in 2014 are for an amount of $ 31,390.

a.3) The Ordinary Shareholders' Meeting, held on April 28, 2005, approved the constitution of a Global Program for the issuance and re-issuance of Ordinary Negotiable Obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the C.N.V., or for any other longer term the C.N.V. may authorize pursuant to regulations.

On September 15, 2005, Banco de Galicia y Buenos Aires S.A.'s Board of Directors resolved that the U.S. dollar was the currency to determine the amount of the Program, at the Argentine Central Bank reference exchange rate as of September 14, 2005 (US$ 1 = $ 2.9193) which resulted in the Program's total rounded off amount of US$ 342,500. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations under the Program, which was approved by the C.N.V., through Resolution No.15,228 dated November 04, 2005.

The Ordinary Shareholder's Meeting held on April 26, 2007 confirmed and renewed the powers invested in the Board of Directors regarding this Program.

As of September 30, 2007, total balance of negotiable obligations, including principal and interest, amounts to $ 2,508,639, net of expenses.

As of December 31, 2006, the total for the same caption amounted to $ 3,368,044.

b) Companies controlled by Banco de Galicia y Buenos Aires S.A. - Issuance of Negotiable Obligations In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: (Continued)

a) Banco Galicia Uruguay S.A.

As of September 30, 2007:

                             Residual face value
Date of issuance                      US$                 Term       Rate
------------------------   -----------------------      ---------   ------
10.17.06                                    35,939(*)    5 years         2%
08.31.03                                     8,924       9 years         7%
08.31.03                                       559       5 years         2%

(*) In addition, Grupo Financiero Galicia S.A. holds Negotiable Obligations issued on 10.17.06 for a FV of US$ 833.

As of December 31, 2006:

                             Residual face value
Date of issuance                      US$                 Term       Rate
------------------------   -----------------------      ---------   ------
10.17.06                                    44,799(*)    5 years         2%
08.31.03                                     8,924       9 years         7%
08.31.03                                       559       5 years         2%

(*) In addition, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on 10.17.06 for a FV of US$ 1,042.

b) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following series of negotiable obligations outstanding, issued in order to finance their operations:

          Conditions                  Tarjeta Naranja S.A.              Tarjeta Naranja S.A.
------------------------------   ------------------------------   ------------------------------
Series No.                                   Class I                         Class II
                                                                     U.S. dollars (US$) which
Currency of issuance                        Pesos ($)              were converted into Pesos ($)
                                                                    pursuant to issuance terms
                                                                          and conditions
Placement date                              12.14.05                         06.14.06
Maturity date                               12.14.07                         12.14.08
Term                                        24 months                        30 months
Rate                              Maximum 20% nominal annual -      Fixed annual nominal at 17%
                                   minimum 8% nominal annual
Face value                                               40,781                        80,150(*)
Residual value as of
 September 30, 2007                                      13,594                        60,113
Residual value as of
 December 31, 2006                                       40,781                        80,150

(*) Tarjeta Naranja S.A. issued and placed Class II Negotiable Obligations for a total amount of US$ 26,000, which, as specified by the terms and conditions of the securities, was converted into $ 80,150. Investors assume the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: (Continued)

Conditions                                   Tarjeta Naranja S.A.                  Tarjeta Naranja S.A.
---------------------------------------   --------------------------       ------------------------------------
Series No.                                        Class III                             Class IV
Currency of issuance                           US dollars (U$S)                U.S. dollars (US$) which were
                                                                           converted into Pesos ($) pursuant to
                                                                               issuance terms and conditions
Placement date                                     09.15.06                              11.29.06
Maturity date                                      09.10.07                              11.29.11
Term                                               360 days                              60 months
Rate                                      Fixed annual nominal at 7%           Fixed annual nominal at 15.5%
Face value                                                 US$ 9,967(**)                                307,900(***)
Residual value as of September 30, 2007                            -                                    307,900
Residual value as of December 31, 2006                     US$ 9,967                                    307,900

(**) Tarjeta Naranja S.A. issued and placed Class III Negotiable Obligations for a total amount of US$ 9,967, which, as specified by the terms and conditions of the securities, was converted into $ 30,519 as of December 31, 2006. On September 10, 2007, Tarjeta Naranja S. A. completed said Negotiable Obligations' total repayment.
(***) Tarjeta Naranja S.A. issued and placed Class II Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the new securities, was converted into $ 307,900. Investors assume the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

Conditions                                     Tarjeta Naranja S.A.
---------------------------------------   -----------------------------
Series No.                                           Class V
Currency of issuance                             US dollars (U$S)
Placement date                                       09.10.07
Maturity date                                        09.04.08
Term                                                 360 days
Rate                                      Fixed annual nominal at 8.25%
Face value                                                   US$ 11,500(****)
Residual value as of September 30, 2007                        $ 36,225
Residual value as of December 31, 2006                                -

(****) Tarjeta Naranja S.A. issued and placed Class V Negotiable Obligations for a total amount of US$ 11,500, which, as specified by the terms and conditions of the securities, was converted into $ 36,225 and shall be payable in U.S. dollars.

Conditions                                       Tarjetas Cuyanas S.A.           Tarjetas Cuyanas S.A.
---------------------------------------   ---------------------------------   -------------------------
Series No.                                           Class XVII                     Class XVIII
Currency of issuance                                 Pesos ($)                    US dollars (U$S)
Placement date                                        12.11.06                        06.14.07
Maturity date                                         07.10.07                        06.14.12
Term                                                  210 days                        5 years
Rate                                      Fixed at 12.46% during all period     Fixed at 12% per year
Face value                                                           34,613                     200,064
Residual value as of September 30, 2007                                   -                     197,539
Residual value as of December 31, 2006                               34,613                           -

On July 10, 2007 Tarjetas Cuyanas S.A. paid interest and the 100% principal amortization of the Negotiable Obligations series XVII for a principal amount of $ 34,613 and interest for $ 2,493.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 12: MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of September 30,.2007 and December 31, 2006, minimum capital requirements were as follows:

                                                   Computable capital as a % of
  Date     Capital required   Computable capital      the capital requirement
--------   ----------------   ------------------   -----------------------------
09.30.07          1,318,637            2,310,898                          175.25
12.31.06          1,084,313            1,861,559                          171.68

Communique "A" 3,911 and supplementary regulations establish that, as from January 1, 2006, total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets. Moreover, as from July 1, 2007, said exposure shall not exceed 35%.

In due time, Banco de Galicia y Buenos Aires S. A. submitted to the Argentine Central Bank a plan to adjust to these regulations since the Company falls within the general regulatory limitations. The Argentine Central Bank approved said plan as accomplished on June 27, 2007.

Furthermore, non-compliance of the regulations on immaterial credit limits have been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

NOTE 13: CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month. As of September 30, 2007, the standard contribution to the Deposits Insurance System amounted to $ 333,443, $ 14,902 of which corresponded to the period.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (less) previous fiscal year adjustments, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

If this reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial entities can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

In addition, in such calculation, a financial institution shall not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (governed by the "alfa 1" coefficient) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide that affects minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the Company's shareholder's equity is below $ 300,000.

Furthermore, the Company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 15: NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01.

As of September 30, 2007, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker. Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA AHORRO PESOS", "FIMA MIX", "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO", "FIMA NUEVO RENTA EN DOLARES", "FIMA GLOBAL ASSETS, "FIMA RENTA LATINOAMERICANA",

"FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES", as of September 30, 2007, Banco de Galicia y Buenos Aires S. A. holds a total of 632,108, 683 units under custody for a market value of $ 601,910, which is included in the "Depositors of Securities held in Custody" account.

As of December 31, 2006, the securities held in custody by the Bank totaled 617,876,327 units and their market value amounted to $ 480,033.

NOTE 16: ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - DEPOSITS WITH THE FINANCIAL SYSTEM - LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES
As a result of the provisions of Decree No. 1570/01, Law No. 25,561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

As of September 30, 2007, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 11,769 and US$ 647,034. In compliance with those court orders, as of the same date, the Bank has paid the amounts of $ 1,197,641 and US$ 111,436 to reimburse deposits, in pesos and in foreign currency.

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 699,361 and $ 688,390, as of September 30, 2007 and December 31, 2006, respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $269,525 and $367,221, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court decisions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16: (Continued)

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per U.S. dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account.

Moreover, in the Kujarchuck case (August 2007), the Supreme Court established a calculation method for partial payments, thus ratifying the criteria held by most of the courts of law since the Massa's ruling. On March 20, 2007 Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.

Banco de Galicia y Buenos Aires S. A. keeps addressing court decisions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyses the implications of such ruling for similarly situated cases. Banco de Galicia y Buenos Aires S. A. records liabilities for $ 76,280 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S. A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S. A.'s management considers that the effects derived from these situations would not significantly affect the Bank's shareholders' equity.

It is worth mentioning that during previous fiscal year, as well as in the current one, Banco de Galicia y Buenos Aires S.A. has noticed that the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly. This implies that the risk of worsening this problem in the future has been reduced.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of September, 30, 2007, and charged to Income amounts to $ 1,854.

16.2 - CLAIMS DUE TO FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE REPAYMENT OF FINANCIAL ASSISTANCE DURING FOREIGN-EXCHANGE MARKET HOLIDAYS IN JANUARY 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

On January 6, 2002, before the market was reopened, Law No. 25,561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16: (Continued)

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $1.40, that is, the amount of $ 574,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

The Bank has a claim outstanding before the Argentine Central Bank. to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 - COMPENSATION TO FINANCIAL INSTITUTIONS
In order to compensate the losses arisen from the asymmetric pesification of assets and liabilities set forth by Decree No. 214/02, Banco de Galicia y Buenos Aires S.A. received a Compensatory Bond for the amount of US$ 906,277.46 of a face value of Boden 2012. Said Bond was completely received and recorded at the end of fiscal year 2005.

During fiscal year 2006 and pursuant to Sections 28 and 29 of Decree No. 905/02, by means of the application of public-sector assets, 90.8% of the total Hedge Bond received by Banco de Galicia y Buenos Aires S. A. was acquired to compensate the currency mismatch after calculating the Compensatory Bond in US dollars for the amount of US$ 1,154,955 of face value of Boden 2012 and US$ 406,775 in connection to past due amortization and interest coupons.

During April 2007, through the acquisition of the Hedge Bond's remaining balance for a face value of US$ 116,797 of Boden 2012, plus past due amortization and interest coupons for the amount of US$ 43,635 by means of a swap for Secured Loans, the compensation to be received by Banco de Galicia y Buenos Aires S.A., according to the above-mentioned Decree, was finally completed.

16.4. - SITUATION OF BANCO GALICIA URUGUAY S.A.
Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002, restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of September 30, 2007 the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 293,111 and Banco Galicia Uruguay S.A. had settled the installments corresponding to the payment schedule. As of such date, Shareholders' equity amounts to $129,167 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.

On February 22, 2007, through Resolution D/74/2007, the Central Bank of Uruguay decided to lift the intervention of Banco Galicia Uruguay S.A., thus reinstating its authorities.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 16: (Continued)

16.5 - REPURCHASE OF RESTRUCTURED FOREIGN DEBT
During February 2007, Banco de Galicia y Buenos Aires S.A. repurchased part of the debt originated in the debt restructuring completed in May 2004 that was instrumented as loans. Banco de Galicia y Buenos Aires S.A. repurchased loans maturing in 2010 and in 2014 for an total residual amount of US$ 178,794. These transactions were carried at market value thus generating an US$ 6,942 profit with respect to the loans' book value. The repurchase was funded through the sale of Boden 2012 bonds in the market, which generated a loss of approximately US$ 8,860 due to the difference between the market price and the book value of such bonds.

In August 2007, Negotiable Obligations Due in 2014 for a face value of US$ 102,200 were repaid. These Obligations were used for the payment of new shares on account of the capital increase carried out, under the conditions stated in
Note 22 to the Consolidated Financial Statements.

Furthermore, pursuant to the agreements governing Banco de Galicia y Buenos Aires S. A.'s restructured foreign debt, Negotiable Obligations and Loans Due in 2014 were partially redeemed at their technical value for face value amounts of US$ 22,698 and US$ 2,312, respectively.

In September 2007, Negotiable Obligations Due in 2014 were repaid in advance for a face value of US$ 40,292, which were acquired at market price during the fiscal year.

NOTE 17: SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at the period/fiscal year end:

Conditions                                  Galtrust I                         Galtrust II                      Galtrust V
--------------------------------   ----------------------------        ----------------------------   ----------------------------
Creation Date                                10.13.00                            12.17.01                        12.17.01
Maturity date                                10.10.15                            12.10.10                        01.10.16
Trustee                            First Trust of New York N.A.        First Trust of New York N.A.   First Trust of New York N.A.
Rate (*)                              CER. + 10% T.N.A.                      CER. + 9.75% T.N.A.             CER. + 9.75% T.N.A.
Trust assets                         Loans to provincial                        Mortgage loans                  Mortgage loans
                                     governments (Bogar)
Total portfolio transferred                         US$ 490,224(***)                     US$ 61,191                     US$ 57,573
Amount of class  "A" trust  debt
 securities                                      FV US$ 100,000                       FV US$ 45,000                  FV US$ 42,000
Amount of class  "B" trust  debt
 securities                                      FV US$ 200,000                            -                                  -
Participation Certificates                       FV US$ 200,000                       FV US$ 16,191                  FV US$ 15,573
Book value as of 09.30.07 (**)                         $593,319                              $8,063                        $16,811
Book value as of 12.31.06 (**)                         $571,582                              $7,683                        $16,457

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.
(***) The remaining US$ 9,776 was transferred in cash.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17: (Continued)

                                                                        Galicia Hipotecas       Creditos Inmobiliarios
Conditions                                    Galicia                      Comerciales                Galicia I
--------------------------------   ------------------------------   -------------------------   ----------------------
Creation Date                                04.16.02                     02.22.05                    08.17.05
Maturity date                                05.06.32                     07.12.13                    03.15.15
Trustee                            Bapro Mandatos y Negocios S.A.       Deustche Bank S.A.        Deustche Bank S.A.
Rate (*)                                     CER. + 4%                 CER. + 0.05% T.N.A.      Minimum 8% T.N.A. and
                                                                                                  maximum 18% T.N.A.
Trust assets                               Secured loans            Commercial mortgage loans       Mortgage loans
Total portfolio transferred                              $108,000                     $29,059                  $91,000
Amount of class  "A" trust  debt
 securities                                                     -                 FV $ 24,119              FV $ 72,800
Amount of class  "B" trust  debt
 securities                                                     -                           -                        -
Participation Certificates                           FV $ 108,000                  FV $ 4,940              FV $ 18,200
Book value as of 09.30.07 (**)                            $63,462                      $3,648                  $19,975
Book value as of 12.31.06 (**)                            $58,159                      $6,892                  $18,776

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

                                    Creditos Inmobiliarios         Galicia Prendas
Conditions                                Galicia II                Comerciales I             Galicia Personales II
--------------------------------   ------------------------   --------------------------   ---------------------------
Creation Date                              10.12.05                   07.03.06                     01.25.06
Maturity date                              12.15.25            05.15.09 (Estimated date     09.15.07 (Estimated date
                                                                   for class B debt             for class B debt
                                                                     securities)                  securities)
                                                               02.15.11 (Estimated date      11.15.09 (Estimated date
                                                                   for Participation            for participation
                                                                     Certificates)                certificates)
Trustee                                Deustche Bank S.A.          Deustche Bank S.A.           Deustche Bank S.A.
Rate (*)                             Minimum 8% T.N.A. and    Class "A" debt securities,   The highest rate between:
                                       maximum 18% T.N.A.        Minimum 10.5% T.N.A.      Badlar for time deposits
                                                                  Maximum 20% T.N.A.       of 30 to 35 days and of
                                                              Class "B" debt securities,   more than one million
                                                                  Minimum 11.5% T.N.A.     pesos of private banks,
                                                                   Maximum 21% T.N.A.      and CER variation
                                                                                           percentage expressed as
                                                                                           T.N.A. up to a maximum  of
                                                                                           21%.
Trust assets                            Mortgage loans                Pledge loans                Consumer loans
Total portfolio transferred                        $150,000                      $86,623                       $97,367
Amount of class  "A" trust  debt
 securities                                    FV $ 109,000                  FV $ 73,629                   FV $ 77,893
Amount of class  "B" trust  debt
 securities                                               -                   FV $ 6,930                    FV $ 9,737
Participation Certificates                      FV $ 41,000                   FV $ 6,064                    FV $ 9,737
Book value as of 09.30.07 (**)                      $46,527                      $12,734                       $14,251
Book value as of 12.31.06 (**)                      $43,347                      $12,409                       $21,155

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17:     (Continued)

Conditions                            Galicia Personales III        Galicia Personales IV          Galicia Personales V
--------------------------------   ----------------------------   --------------------------    --------------------------
Creation Date                                05.16.06                     01.17.07                       04.13.07
Maturity date                        09.15.07 (Estimated date      03.15.09 (Estimated date      12.15.08 (Estimated date
                                   for class B debt securities)        for Class "A" debt            for Class "A" debt
                                     03.15.11 (Estimated date             securities)                   securities)
                                        for participation          07.15.09 (Estimated date      03.15.09 (Estimated date
                                           certificates               for Class "B" debt            for Class "B" debt
                                                                          securities)                   securities)
                                                                   10.15.11 (Estimated date      01.15.12 (Estimated date
                                                                       for participation             for participation
                                                                          certificates)                 certificates)
Trustee                                 Deustche Bank S.A.            Deustche Bank S.A.            Deustche Bank S.A.
Rate (*)                           The  highest rate between:     Class "A" debt securities,    Class "A" debt securities,
                                   Badlar for time deposits of       Minimum 10.5% T.N.A.           Minimum  9% T.N.A.
                                   30 to 35 days and of more          Maximum 20% T.N.A.            Maximum 19% T.N.A.
                                   than one million pesos of      Class "B" debt  securities,   Class "B" debt  securities,
                                   private banks, and CER            Minimum 11.5% T.N.A.          Minimum 10.5% T.N.A.
                                   variation percentage               Maximum 21% T.N.A.            Maximum 20% T.N.A.
                                   expressed as T.N.A.
Trust assets                             Consumer loans                  Consumer loans                Consumer loans
Total portfolio transferred                            $100,000                      $100,000                     $150,000
Amount of class  "A" trust  debt
 securities                                         FV $ 85,000                   FV $ 85,000                 FV $ 127,500
Amount of class  "B" trust  debt
 securities                                          FV $ 7,500                    FV $ 8,000                  FV $ 12,000
Participation Certificates                           FV $ 7,500                    FV $ 7,000                  FV $ 10,500
Book value as of 09.30.07 (**)                          $15,740                       $13,103                      $18,479
Book value as of 12.31.06 (**)                          $13,355                             -                            -

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

Conditions                                           Galicia Leasing I
-----------------------------------------   -----------------------------------
Creation Date                                             09.22.06
Maturity date                               11.15.07 (Estimated date for class
                                            A1 debt securities)
                                            07.15.07 (Estimated date for class
                                            A2 debt securities)
                                            11.15.09 (Estimated date for class
                                            B debt securities)
                                            05.15.11 (Estimated date for
                                            Participation Certificates)
Trustee                                              Deustche Bank S.A.
Rate (*)                                        Class "A" debt securities,
                                                  Minimum 10.5% T.N.A.
                                                   Maximum 20% T.N.A.
                                                Class "B" debt securities,
                                                  Minimum 11.5% T.N.A.
                                                   Maximum 21% T.N.A.
Trust assets                                   Assets under financial leases
Total portfolio transferred                                            $150,000
Amount of class "A" trust debt securities                          FV $ 127,500
Amount of class "B" trust debt securities                           FV $ 12,000
Participation Certificates                                          FV $ 10,500
Book value as of 09.30.07 (**)                                          $22,709
Book value as of 12.31.06 (**)                                          $20,653

(*) Only applicable to debt securities.
(**) Includes participation certificates and/or class "A" or "B" debt securities, as appropriate.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17: (Continued)

b) Financial trusts received as loan repayment:

Conditions                                       Hydro I
------------------------------   -----------------------------------------
Creation Date                                   10.12.05
Maturity date                                   09.05.17
Trustor                            Consorcio de Empresas Mendocinas para
                                             Potrerillos S.A.
Trustee                             Banco de Galicia y Buenos Aires S.A.
                                                (B.G.B.A.)
Rate (*)                         7% T.N.A. until 09.05.06 and thereafter,
                                 variable T.N.A. equal to T.E.C. + 5% (**)
Trust assets                         Loans for power supply, loans for
                                     subsidies, royalties and interest
Securities received by B.G.B.A           Class "B" debt securities
                                                FV $ 25,523
Book value as of 09.30.07 (**)                                     $24,893
Book value as of 12.31.06 (**)                                     $25,094

(*) Only applicable to debt securities.
(**) T.E.C. stands for adjusted survey rate.

c) As of September 30, 2007, Banco de Galicia y Buenos Aires S.A. records acquired financial trusts.
c.1) As investments for $ 753. As of the previous fiscal year's end, these amounted to $1,322.
c.2) In its capacity as underwriter for $ 21,280.

d) A trust called "BG Financial Trust" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

As of the end of September 2007, the collection amounts to approximately $ 95,300, figure that greatly exceeds what was projected for such date. Apart from that, from the analysis of the possibilities to recover the remaining cases, compliance with the commitments undertook in advance is foreseen.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17: (Continued)

e) Tarjeta Naranja S.A.

Financial Trust                      Tarjeta Naranja Trust I              Tarjeta Naranja Trust II (*)
--------------------------   -------------------------------------   -------------------------------------
Creation Date                               11.07.05                              02.16.06
Maturity date                               05.20.08                              12.20.07
Interest rate                  VRDF "A": Caps: minimum 9% nominal     VRDF "A": CER. Caps: minimum 10.5%
                              annual - maximum 18% nominal annual    nominal annual - maximum 20% nominal
                              VRDF "B": Caps: minimum 11% nominal                  annual
                              annual - maximum 20% nominal annual    VRDF "B": Caps: maximum 21% nominal
                                                                                   annual
Placement                                                   94,500                                  80,000
Type of fiduciary debt               Trust debt securities                   Trust debt securities
Trustee                      Equity Trust Company (Argentina) S.A.   Equity Trust Company (Argentina) S.A.
Class "A"                                                   80,000                                  68,000
Class "B"                                                    7,000                                   6,000
Participation Certificates                                   7,500                                   6,000

(*) As regards Tarjeta Naranja Trust II Financial Trust, the company, as beneficiary of the class "C" participation certificates, requested Equity Trust Company (Argentina) S.A. (Trustee) that the Trust be early and finally terminated on March 31, 2007.


Financial Trust                      Tarjeta Naranja Trust III             Tarjeta Naranja Trust IV
--------------------------   -------------------------------------   -------------------------------------
Creation Date                               08.15.06                              08.14.07
Maturity date                               09.20.08                              07.20.08
Interest rate                VRDF "A": Caps: minimum 10.5% nominal    VRDF "A": Caps: minimum 10% nominal
                              annual - maximum 20% nominal annual     annual - maximum 20% nominal annual
                              VRDF "B": Caps: minimum 11% nominal     VRDF "B": Caps: minimum 11% nominal
                              annual - maximum 21% nominal annual     annual - maximum 21% nominal annual
Placement                                                  139,342                                  76,052
Type of fiduciary debt               Trust debt securities                    Trust debt securities
Trustee                      Equity Trust Company (Argentina) S.A.   Equity Trust Company (Argentina) S.A.
Class "A"                                                  118,441                                  64,644
Class "B"                                                   10,451                                   5,704
Participation Certificates                                  10,451                                   5,704

As of September 30, 2007, Tarjeta Naranja S.A.'s holdings of class "B" debt securities and participation certificates totaled $ 16,352 and $ 34,488, respectively. As of December 31, 2006 its holdings totaled $ 14,711 and $ 34,102, respectively.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 17: (Continued)

f) Tarjetas Cuyanas S.A.:

Financial Trust                   Tarjeta Nevada II            Tarjeta Nevada III    Tarjetas Cuyanas Trust I
--------------------------   --------------------------       --------------------   ------------------------
Creation Date                        12.01.04                        05.24.05                 11.23.05
Maturity date                        07.22.07(*)                     02.25.08                 11.15.07
Interest rate                VDF "A": CER + 3% Min. 8%            CER. + margin             VDF "A": 10.95%
                                   Max. 15% T.N.A.              Min. 10% Max. 20%           VDF "B": 13.50%
                             VDF "B": CER + 5% Min. 10%
                                   Max. 20% T.N.A.
Trustee                         Banco Patagonia S.A.          Banco Patagonia S.A.     Equity Trust Company
                                                                                         (Argentina) S.A.
Placement                                        16,000                     25,000                     26,784
"A" debt securities                              12,000                     19,000                     21,427
"B" debt securities                               2,400(**)                      -                      2,678(**)
Participation Certificates                        1,600                      6,000                      2,679(***)

(*) As of September 30, 2007, Tarjeta Nevada II Financial Trust has been fully settled.
(**) As of September 30, 2007, class "B" debt securities have been fully settled.
(***) As of September 30, 2007, securities corresponding to the participation certificate held by Tarjetas Cuyanas S.A. have been fully settled.

Financial Trust              Tarjetas Cuyanas Trust II    Tarjetas Cuyanas Trust III   Tarjetas Cuyanas Trust IV
--------------------------   --------------------------   --------------------------   -------------------------
Creation Date                       04.04.06                     07.14.06                     11.01.06
Maturity date                       02.15.08                     07.15.08                     11.15.08
Interest rate                     VDF "A": 12%               VDF "A": 10.87%           Badlar plus differential
                                  VDF "B": 13%               VDF "B": 12.75%                 margin 2.96%
Trustee                        Equity Trust Company         Equity Trust Company          Equity Trust Company
                                 (Argentina) S.A.             (Argentina) S.A.              (Argentina) S.A.
Placement                                        37,680                       22,407                      68,120
"A" debt securities                              30,144                       17,925                      54,495
"B" debt securities                               3,768                        2,241                           -
Participation Certificates                        3,769                        2,241                      13,625

As of September 30, 2007 and December 31, 2006 Tarjetas Cuyanas' holding of participation certificates totaled $ 17,160 and $ 28,570, respectively. No holdings of debt securities were recorded.

g) Trusts with Tarjetas del Mar S.A. as trustor:

Financial Trust                             Tarjetas del Mar - Series II
-----------------------------------------   ----------------------------
Creation Date                                        10.17.06
Maturity date                                        01.10.15
Interest rate                                    VDF "A": 13.00%
                                                 VDF "B": 14.00%
                                                  VDF "C" 14.50%
                                                  VDF "D" 15.00%
Trustee                                      Banco de Galicia y Buenos
                                                    Aires S.A.
Placement                                                          6,000
Amount of class "A" trust debt securities                          1,200
Amount of class "B" trust debt securities                          1,200
Amount of class "C" trust debt securities                          1,200
Amount of class "D" trust debt securities                          1,200
Participation Certificates                                         1,200

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

As of September 30, 2007 and December 31, 2006, Tarjetas del Mar's holding of participation certificates totaled $ 1,127 and $ 1,158, respectively. No holdings of debt securities were recorded.

NOTE 18: DERIVATIVES

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1,836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of September 30, 2007 and December 31, 2006, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the CER variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 158,748 as of September 30, 2007 and $ 175,923 as of December 31, 2006, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Mercado a Termino de Rosario (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of September 30, 2007, forward purchase and sale transactions totaled $ 937,885 and $ 387,885, respectively, while as of December 31, 2006 they totaled $ 475,338 and $ 148,866, respectively.

Said transactions are recorded under Memorandum accounts for the notional value traded.

Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19: NET EXPOSURE TO THE PUBLIC SECTOR

As of September 30, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A.'s net exposure to the public sector, including the Argentine Central Bank and excluding the deposits made at such entity, in compliance with minimum cash requirements, is the following:

                                                        09.30.07     12.31.06
                                                       ----------   ----------
Government securities - global position                 3,959,826    4,830,723
Loans                                                   1,306,923    2,797,993
Other receivables resulting from financial brokerage      855,899    1,218,653
Total assets                                            6,122,648    8,847,369
Liabilities to the BCRA                                         -    3,025,977

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                        09.30.07     12.31.06
                                                       ----------   ----------
Net exposure to the public sector (*)                   6,122,648    5,821,392

(*) Excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1 above.

NOTE 19: (Continued)

It is worth mentioning that on March 2, 2007, and mainly through the realization of public sector assets, Banco de Galicia y Buenos Aires S.A. settled its debt with the Argentine Central Bank totally and in advance for the financial assistance received during the economic crisis that took place at the end of 2001 and the beginning of 2002 and which was originally due on October 2011.

As of June 30, 2007 and September 30, 2006 the consolidated financial statements of Sudamericana Holding S.A. include secured loans for $ 54,736 and $ 48,633, respectively.

NOTE 20: CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period:

                                                                                 09.30.07        12.31.06
                                                                               ------------    ------------
ASSETS
                                                                               ------------    ------------
  LOANS                                                                          10,929,583      10,524,972
                                                                               ------------    ------------
  - To the non-financial public sector                                            1,254,151       2,739,282
  - To the financial sector                                                         112,881         311,623
    - Interbank loans (call money loans granted)                                      5,693         204,191
    - Other loans to domestic financial institutions                                 64,967          64,881
    - Accrued interest, adjustments and exchange rate differences receivable         42,221          42,551
  - To the non-financial private sector and residents abroad                      9,951,796       7,801,109
    - Overdrafts                                                                    663,305         346,135
    - Promissory notes                                                            2,568,560       2,143,706
    - Mortgage loans                                                                882,236         687,954
    - Pledge loans                                                                   89,321          67,145
    - Consumer loans                                                                937,391         563,232
    - Credit card loans                                                           3,287,507       2,458,572
    - Other                                                                       1,380,735       1,403,209
    - Accrued interest and exchange rate differences receivable                     175,529         154,960
    - Documented interest                                                           (32,669)        (23,231)
    - Unallocated collections                                                          (119)           (573)
  - Allowances                                                                     (389,245)       (327,042)
                                                                               ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                            3,198,614       5,412,824
                                                                               ------------    ------------
  - Argentine Central Bank                                                          166,923       1,878,286
  - Amounts receivable for spot and forward sales to be settled                      22,612          91,441
  - Securities receivable under spot and forward purchases to be settled          1,215,963       1,464,917
  - Others not included in the debtor classification regulations                  1,529,963       1,761,381
  - Unlisted negotiable obligations                                                  20,262          26,721
  - Balances from forward transactions without delivery of underlying asset
     to be settled                                                                      559           1,807
  - Others included in the debtor classification regulations                        255,670         207,930
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                      1,841           1,463
  - Accrued interest receivable included in the debtor classification
     regulations                                                                      3,652             774
  - Allowances                                                                      (18,831)        (21,896)
LIABILITIES
                                                                               ------------    ------------
  DEPOSITS                                                                       12,748,295      10,779,369
                                                                               ------------    ------------
  - Non-financial public sector                                                     207,737          63,922
  - Financial sector                                                                159,484         154,303
  - Non-financial private sector and residents abroad                            12,381,074      10,561,144
    - Current Accounts                                                            2,465,670       1,982,765
    - Savings Accounts                                                            3,014,754       2,442,946
    - Time Deposits                                                               6,467,173       5,789,299
    - Investment accounts                                                             3,632           4,031

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

                                                                                 09.30.07        12.31.06
                                                                               ------------    ------------
    - Other                                                                         302,778         211,176
    - Accrued interest and exchange rate differences payable                        127,067         130,927

NOTE 20: (Continued)

                                                                                 09.30.07        12.31.06
                                                                               ------------    ------------
LIABILITIES
                                                                               ------------    ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                            5,870,200       9,806,216
                                                                               ------------    ------------
  - Argentine Central Bank                                                              941       3,025,977
    - Other                                                                             941       3,025,977
  - Banks and international entities                                                670,976         844,263
  - Unsubordinated negotiable obligations                                         2,397,471       2,809,416
  - Amounts payable for spot and forward purchases to be settled                  1,007,400       1,046,181
  - Securities to be delivered under spot and forward sales to be settled            22,894          91,329
  - Loans from domestic financial institutions                                      194,126         281,445
    - Interbank loans (call money loans received)                                     8,702          99,594
    - Other loans from domestic financial institutions                              184,665         181,461
    - Accrued interest payable                                                          759             390
  - Balances from forward transactions without delivery of underlying asset
     to be settled                                                                      680           2,478
  - Other                                                                         1,499,294       1,577,126
  - Accrued interest, adjustments and exchange rate difference payable               76,418         128,001
                                                                               ------------    ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                               832,132         777,617
                                                                               ------------    ------------

NOTE 21: TAX ISSUES

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed on a firm basis totals $ 23,792 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues. However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

NOTE 22: CAPITAL STOCK INCREASE

- BANCO DE GALICIA Y BUENOS AIRES S.A.

At the Ordinary and Extraordinary Shareholders' Meeting held on October 11, 2006, Banco Galicia y Buenos Aires S.A.'s shareholders resolved to increase the capital stock in an amount of up to $ 100,000,000 ordinary book-entry class "B" shares with one vote per share and a face value of $ 1 (one peso) each.

It was also decided that the subscription of the new shares could be made, at the option of the subscriber, in cash or by exchange of Negotiable Obligations due on 2010, 2014, and 2019.

It was as well decided that the subscription price of the new shares should be equal to the weighted average of the market price of Banco de Galicia y Buenos Aires S.A.'s share on the Buenos Aires Stock Exchange (B.C.B.A.) for the twenty
(20) business days prior to the date of the determination of the subscription price in which the Bank's share has been listed. The date when the subscription price was determined was July 19, 2007, and such price was $ 4.991 (in Pesos) per share. The difference between the face value of the share and the subscription price was the issuance premium.

The values determined for the reception of negotiable obligations pursuant to the provisions of Resolution No. 466 of the C.N.V., expressed in Pesos, were as follows:

Negotiable Obligations due in 2010 with FV US$ 100: $ 193,200

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Negotiable Obligations due in 2014 with FV US$ 100: $ 285,599
Negotiable Obligations due in 2019 with FV US$ 100: $ 368,025
NOTE 22: (Continued)

The aforementioned values show the following: the original principal amount net of amortizations as of the end of the preemptive rights subscription, interest accrued since the last coupon and capitalized interest in case it may correspond, and the maximum valuations and the exchange rate established by such resolution.

Regarding the use of proceeds, it was established at the Shareholders<180> Meeting that negotiable obligations would be used for the partial reduction of the liabilities reflected by such instruments and that the cash received would be used to increase working capital.

The term established for the preemptive rights subscription commenced on July 23, 2007 and ended on August 1, 2007, being it possible to exercise the accretion right within the same term.

In August 2007, 93,664,806 new shares were subscribed and paid in through exercising the preemptive rights subscription and the accretion rights. This generated an increase in Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity on account of principal and share issuance, taking into consideration the issuance expenses for $ 465,958. Furthermore, for the portion paid in through negotiable obligations (Negotiable Obligations 2014 with a FV of US$ 102,200), which were considered at a value lower than their book value, Banco de Galicia y Buenos Aires S.A. recorded profits for $ 27,024.

NOTE 23: SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of September 30, 2007 and 2006, by related business segment:

Primary segment: Business.

                          Financial brokerage       Services        Total
                        -----------------------   ------------   -----------
Income                                1,447,152        841,691     2,288,843
Expenses                                908,212        179,952     1,088,164
Result as of 09.30.07                   538,940        661,739     1,200,679
Result as of 09.30.06                   392,199        479,209       871,408

Secondary segment: Geographic.

                                               Rest of the
                        City of Buenos Aires     country     Foreign     Total
                        --------------------   -----------   -------   ---------
Financial brokerage
Income                               938,030       490,692    18,430   1,447,152
Expenses                             588,694       307,951    11,567     908,212
Result as of 09.30.07                349,336       182,741     6,863     538,941
Result as of 09.30.06                287,163        88,227    16,809     392,199

                                               Rest of the
                        City of Buenos Aires     country     Foreign     Total
                        --------------------   -----------   -------   ---------
Services
Income                               545,576       285,396    10,719     841,691
Expenses                             116,643        61,017     2,292     179,952
Result as of 09.30.07                428,933       224,379     8,427     661,739
Result as of 09.30.06                350,870       107,800    20,539     479,209

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 23: (Continued)

                                                          09.30.07     12.31.06
                                                         ----------   ----------
ASSETS
  GOVERNMENT AND CORPORATE SECURITIES                     2,238,661    3,188,648
  LOANS                                                  10,929,583   10,524,972
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE    3,198,614    5,412,824
  ASSETS UNDER FINANCIAL LEASES                             323,300      206,175

                                                          09.30.07     12.31.06
                                                         ----------   ----------
LIABILITIES
  DEPOSITS                                               12,748,295   10,779,369
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE    5,870,200    9,806,216
  SUBORDINATED NEGOTIABLE OBLIGATIONS                       832,132      777,617

NOTE 24: STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                          09.30.07     12.31.06
                                                         ----------   ----------
Cash and due from banks                                   2,625,507    2,294,849
Securities issued by the Argentine Central Bank              44,171        2,696
Interbank loans (call money loans granted)                    5,693      204,191
Loans granted to prime  companies  with maturity up to
 7 days, used as liquidity reserve                          232,175       70,100
Overnight placements in banks abroad                        405,608      607,998
Other cash placements                                       118,750       74,439
                                                         ----------   ----------
Cash and cash equivalents                                 3,431,904    3,254,273
                                                         ==========   ==========

NOTE 25: SUBSEQUENT EVENTS

- Banco de Galicia y Buenos Aires S.A.
On September 28, 2007 an agreement for the creation of a trust called "Fideicomiso Financiero Galicia Personales VI" was entered into, by Banco de Galicia y Buenos Aires S.A. acting as trustor and Administrator and Deutsche Bank S.A. acting as Financial Trustee. Banco de Galicia y Buenos Aires S.A. transferred to the Trust a portfolio of personal loans for an amount of $108,081.

On October 9, 2007 were issued Class "A" debt securities for a face value of $ 91,869, Class "B" debt securities for a face value of $ 8,646 and participation certificates for a face value of $ 7,566.

In October and November 2007, the Banco de Galicia y Buenos Aires S.A. cancelled part of the Negotiable Obligations due 2010 for a face value of US$ 66,122. These securities had been acquired during such months in markets operations.

- Tarjeta Naranja S.A.
On October 12, 2007, Tarjeta Naranja S.A.'s Board of Directors approved the increase in the amount of the Negotiable Obligations Global Program for up to US$ 350,000.

A trust called "Tarjeta Naranja Trust V" was created on October 22, 2007, with Equity Trust Company Argentina S.A. acting as financial trustee.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 25: (Continued)

Tarjeta Naranja S.A. assigned credit rights derived from the use of credit cards for the sum of $ 115,306. Class "A" debt securities for a total face value of $ 98,010 and participation certificates for a total face value of $ 17,296 were placed.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                  BALANCE SHEET
                 As of September 30, 2007 and December 31, 2006
                     (figures stated in thousands of pesos)

                                                              09.30.07     12.31.06
                                                             ----------   ----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 12 and Schedule G)              70          131
Investments (Notes 9 and 12 and Schedules C, D and G)            11,467      338,413
Other receivables (Notes 3, 9,10 and 12 and Schedule G)          81,652       14,558
                                                             ----------   ----------
Total Current Assets                                             93,189      353,102
                                                             ==========   ==========
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 12 and 14 and Schedule G)         46,789        1,892
Investments (Notes 9, 11 and 12 and Schedules B, C and G)     1,727,404    1,261,295
Fixed assets (Schedule A)                                         2,969        3,028
                                                             ----------   ----------
Total Non-Current Assets                                      1,777,162    1,266,215
                                                             ----------   ----------
Total Assets                                                  1,870,351    1,619,317
                                                             ==========   ==========
LIABILITIES
CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                             60,281            -
Salaries and social security contributions (Notes 5 and 9)          555          657
Tax liabilities (Notes 6, 9 and 14)                               2,786        8,680
Other liabilities (Notes 7, 9 and 12 and Schedule G)              1,556        1,506
                                                             ----------   ----------
Total Current Liabilities                                        65,178       10,843
                                                             ==========   ==========
NON-CURRENT LIABILITIES
Loans (Notes 4 and 9 and Schedule G)                            195,300            -
Tax liabilities (Notes 6, 9 and 14)                                   5            -
Other liabilities (Notes 7 and 9)                                     6            6
                                                             ----------   ----------
Total Non-Current Liabilities                                   195,311            6
                                                             ----------   ----------
Total Liabilities                                               260,489       10,849
                                                             ----------   ----------
SHAREHOLDERS' EQUITY (per related statement)                  1,609,862    1,608,468
                                                             ----------   ----------
Total liabilities and shareholders' equity                    1,870,351    1,619,317
                                                             ==========   ==========

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                INCOME STATEMENT
          For the nine-month period commenced January 1, 2007 and ended September 30, 2007, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                     09.30.07      09.30.06
                                                    ----------    ----------
Administrative expenses (Note 12 and Schedule H)       (11,747)       (8,112)
Net income on investments in related institutions       12,920        14,562
Depreciation of goodwill (Schedule B)                     (213)       (1,324)
Financial income and by holding                          4,373       109,977
- Generated by assets                                    9,068       111,372
   Interest
     On special current account deposits (*)                51            10
     Mutual funds                                          333           214
     On time deposits                                      230           487
     On promissory notes receivable (*)                    650             -
     On other receivables                                  404             -
     Other                                                   -            17
     On loans                                                -           131
   Result on negotiable obligations (*)                  5,432       105,750
   Foreign exchange gain                                 1,968         4,763
- Generated by liabilities                              (4,695)       (1,395)
   Interest
     Other                                                 (59)         (135)
     On loans                                           (3,581)            -
   Foreign exchange (loss)                              (1,055)       (1,260)
Other income and expenses (*) - (loss) / gain             (855)        1,617
                                                    ----------    ----------
Net Income before income tax                             4,478       116,720
Income tax (Note 14)                                    (3,084)      (43,385)
                                                    ----------    ----------
Net Income for the period                                1,394        73,335
                                                    ==========    ==========

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12.

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                STATEMENT OF CHANGES IN THE SHAREHOLDERS' EQUITY
             For the nine-month period commenced January 1, 2007 and
               ended September 30, 2007, presented in comparative
            format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                              Shareholders' contributions
                                                                   (Notes 8 and 16)
                            ----------------------------------------------------------------------------------------------
                                                                                General          Premium
                                                                               adjustment       for trading
                                                                Shares in     of shares in     of shares in
                                                 Capital          own             own             own
Item                         Capital Stock      adjustment      portfolio      portfolio        portfolio         Total
-------------------------   ---------------    ------------    -----------   --------------   --------------   -----------
Balances  as of 12.31.05          1,241,407         278,131              -                -                -     1,519,538
Distribution of retained
 earnings (1)
  - Legal reserve                         -               -              -                -                -             -
  - Discretionary Reserve                 -               -              -                -                -             -
Shares in own portfolio              (1,614)           (362)         1,614              362                -             -
Income for the period                     -               -              -                -                -             -
Balances as of 09.30.06           1,239,793         277,769          1,614              362                -     1,519,538
Balances as of 12.31.06           1,241,407         278,131              -                -              606     1,520,144
Distribution of retained
 earnings (2)
  - Discretionary Reserve                 -               -              -                -                -             -
Income  for the period                    -               -              -                -                -             -
Balances  as of 09.30.07          1,241,407         278,131              -                -              606     1,520,144

                                       Retained earnings
                                           (Note 13)
                            ------------------------------------------
                                                                              Total
                              Legal      Discretionary      Retained      Shareholders'
Item                         reserve        reserve         earnings          Equity
-------------------------   ---------   ---------------    ----------    ---------------
Balances  as of 12.31.05            -                 -       107,238          1,626,776
Distribution of retained
 earnings (1)
  - Legal reserve              34,855                 -       (34,855)                 -
  - Discretionary Reserve           -            72,383       (72,383)                 -
Shares in own portfolio             -                 -             -                  -
Income for the period               -                 -        73,335             73,335
Balances as of 09.30.06        34,855            72,383        73,335          1,700,111
Balances as of 12.31.06        34,855            72,383       (18,914)         1,608,468
Distribution of retained
 earnings (2)
  - Discretionary Reserve           -           (18,914)       18,914                  -
Income  for the period              -                 -         1,394              1,394
Balances  as of 09.30.07       34,855            53,469         1,394          1,609,862

(1) Approved by the Ordinary Shareholders' Meeting held on April 27, 2006.
(2) Approved by the Ordinary Shareholders' Meeting held on April 26, 2007.

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                             STATEMENT OF CASH FLOWS
             For the nine-month period commenced January 1, 2007 and
               ended September 30, 2007, presented in comparative
            format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                         09.30.07     09.30.06
                                                         --------     --------
CHANGES IN CASH
Cash at beginning of fiscal year                              131          650
Cash at period end                                             70          213
                                                         --------     --------
Decrease in cash for the period                               (61)        (437)
                                                         ========     ========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                      676          504
Payments to suppliers of goods and services                (6,780)      (3,072)
Personnel salaries and social security contributions       (1,757)      (1,375)
Income tax payments and prepayments                        (8,378)     (11,893)
Payment of other taxes                                     (6,528)      (4,327)
                                                         --------     --------
Net cash flow used in operating activities                (22,767)     (20,163)
                                                         --------     --------
Investment activities
Payments for purchases of bank premises and equipment          (8)         (37)
Collection of dividends                                       700          613
Collection of interest on negotiable obligations           18,583       17,816
Collection of other interest                                1,849          452
Loans received                                            250,960            -
Collections for investments liquidation                     1,209          889
Deposit as per Decree 616/2005                            (75,288)           -
Subscription of controlled companies' shares in cash     (175,299)           -
Payments for purchases of controlled companies' shares          -           (7)
                                                         --------     --------
Net cash flow generated by investment activities           22,706       19,726
                                                         --------     --------
Decrease in cash for the period                               (61)        (437)
                                                         ========     ========

The accompanying notes 1 to 16 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                        NOTES TO THE FINANCIAL STATEMENTS
               For the nine-month period commenced January 1, 2007
         and ended September 30, 2007, presented in comparative format.
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1: BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company's management make estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

Certain figures in the financial statements for the year ended December 31, 2006 and the nine-month period ended September 30, 2006 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)
Foreign currency assets and liabilities (in U.S. dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/year. Interests receivable or payable have been accrued, where applicable.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:  (Continued)

c. INVESTMENTS
c.1. CURRENT
Time and special current account deposits, as well as foreign mutual fund, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/year-end closing price.

Negotiable obligations due in 2014 and 2019 issued by Banco de Galicia y Buenos Aires, at the end of the previous fiscal year were valued at their closing price.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

c.2. NON-CURRENT
Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at fiscal period/year-end.

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of September 30, 2007 and December 31, 2006, which arises from financial statements prepared in accordance with Argentine Banking GAAP , which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. are recognized at their equity method as of September 30, 2007 and December 31, 2006.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated June 30, 2007, and considering the significant changes occurred from that date to the closing date of these financial statements; and the financial statements dated September 30, 2006, and considering the significant changes occurred from that date to December 31, 2006, in accordance with Argentine GAAP in force.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (SSN), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the period/fiscal year.

- Capital and capital contributions have been computed for the amounts actually disbursed.

- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

- Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

d. GOODWILL
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1: (Continued)

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period-end.

e. FIXED ASSETS
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/ year-end.

f. FINANCIAL DEBT
Financial debt has been valued pursuant to the amount of money received plus interest accrued as of period-end.

g. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 14 to the financial statements).

The Company determines the tax on minimum presumed income at the statutory rate of 1% of the computable assets at period/year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

However, if the tax on minimum presumed income were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has no receivables stemming from tax on minimum presumed income payments.

h. SHAREHOLDERS' EQUITY:
h.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the period in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

h.2. Income and expense accounts The results for each period are presented in the period in which they accrue.

i. STATEMENT OF CASH FLOWS
The "Cash and due from banks" caption is considered to be cash.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2: CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                                          09.30.07   12.31.06
                                                          --------   --------
Cash (Schedule G)                                               11         49
Due from banks - Current Accounts (Note 12)                     59         82
                                                          --------   --------
Total                                                           70        131
                                                          ========   ========

NOTE 3: OTHER RECEIVABLES

The breakdown of this caption was the following:

                                                          09.30.07   12.31.06
                                                          --------   --------
Current
Tax Credit                                                     539        182
Promissory notes receivable (Note 12 and Schedule G)             -     14,365
Sundry debtors                                                   4          -
Prepaid expenses                                                13          6
Deposit as per Decree 616/2005 (Note 10 and Schedule G)     74,640          -
Other                                                        6,456          5
                                                          --------   --------
Total                                                       81,652     14,558
                                                          ========   ========

                                                          09.30.07   12.31.06
                                                          --------   --------
Non-Current
Tax Credit - mandatory savings                                   5          5
Tax credit - Income tax (Note 14)                                -         20
Promissory notes receivable (Note 12 and Schedule G)        42,709          -
Sundry Debtors (Note 12 and Schedule G)                      1,921      1,867
Prepaid expenses                                                 4          -
Other                                                        2,150          -
                                                          --------   --------
Total                                                       46,789      1,892
                                                          ========   ========

NOTE 4: LOANS

The breakdown of this caption was the following:

                                                          09.30.07   12.31.06
                                                          --------   --------
Current
From financial institution from abroad (Schedule G)         60,281          -
                                                          --------   --------
Total                                                       60,281          -
                                                          ========   ========

                                                          09.30.07   12.31.06
                                                          --------   --------
Non-Current
From financial institution from abroad (Schedule G)        195,300          -
                                                          --------   --------
Total                                                      195,300          -
                                                          ========   ========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 5: SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                        09.30.07       12.31.06
                                                      ------------   -----------
Current
Integrated Pension and Survivors' Benefit System                33            44
Other                                                            1             -
Provision for annual legal bonus (S.A.C) and social
 security contributions                                         36             -
Provision for bonuses                                          104           175
Provision for retirement insurance                             335           325
Provision for Directors' and Syndics' fees                      46           113
                                                      ------------   -----------
Total                                                          555           657
                                                      ============   ===========

NOTE 6: TAX LIABILITIES

The breakdown of this caption was the following:

                                                        09.30.07       12.31.06
                                                      ------------   -----------
Current
Income tax - withholdings to be deposited                       27            62
Provision for Income tax (net) (Note 14)                         -         4,990
Provision for turnover tax (net)                                25             5
Provision for tax on personal
 assets - substitute taxpayer                                2,734         3,623
                                                      ------------   -----------
Total                                                        2,786         8,680
                                                      ============   ===========

                                                        09.30.07       12.31.06
                                                      ------------   -----------
Non-Current
Tax liability - Income tax (Note 14)                             5             -
                                                      ------------   -----------
Total                                                            5             -
                                                      ============   ===========

NOTE 7: OTHER LIABILITIES

The breakdown of this caption was the following:

                                                        09.30.07       12.31.06
                                                      ------------   -----------
Current
Sundry creditors (Note 12 and Schedule G)                       30            23
Provision for expenses (Note 12 and Schedule G)              1,523         1,480
Directors' qualification bonds                                   3             3
                                                      ------------   -----------
Total                                                        1,556         1,506
                                                      ============   ===========

                                                        09.30.07       12.31.06
                                                      ------------   -----------
Non-Current
Directors' qualification bonds                                   6             6
                                                      ------------   -----------
Total                                                            6             6
                                                      ============   ===========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 8: CAPITAL STATUS

As of September 30, 2007, capital status was as follows:

                                                    Restated at              Approved by               Date of
Capital stock issued, subscribed,                    constant     --------------------------------   registration
paid in and recorded                 Face value      currency         Entity            Date          in I.G.J.
----------------------------------   -----------   -------------  ---------------   --------------   ------------
Balance as of 12.31.03                 1,092,407       2,407,080   Shareholders'       05.16.00        08.09.00
                                                                     Meeting         07.24.00 and
                                                                    Board of           07.26.00
                                                                    Directors

Capital increase                         149,000         149,000   Shareholders'       01.02.04        06.08.04
                                                                     Meeting         04.23.04 and
                                                                    Board of           05.13.04
                                                                    Directors

Balance as of 12.31.04                 1,241,407       2,556,080        -                 -                -
Absorption of retained earnings                -      (1,036,542)  Shareholders'       04.28.05            -
                                                                     Meeting
Balance as of 12.31.05                 1,241,407       1,519,538        -                 -                -
Shares in own portfolio (Note 16)         (1,614)         (1,976)       -                 -                -
Sale of shares in own portfolio
 (Note 16)                                 1,614           2,582        -                 -                -
Balances as of 12.31.06                1,241,407       1,520,144        -                 -                -
Balances as of 09.30.07                1,241,407       1,520,144        -                 -                -

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of September 30, 2007, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                                        Salaries and
                                                                          social
                                            Other                         security                                   Other
                        Investments      receivables       Loans        contributions       Tax Liabilities       liabilities
                       --------------   --------------   ----------   ------------------   -----------------   -----------------
1(st). Quarter                 10,815            4,018            -                   70                  52                 512
2(nd). Quarter                      -                1            -                    -                   -                   -
3(rd). Quarter                      -            1,781            -                  485               2,734                   3
4(th). Quarter                    652           75,852       60,281                    -                   -               1,041
After one year                  1,944           44,863      195,300                    -                   5                   6
                       --------------   --------------   ----------   ------------------   -----------------   -----------------
Subtotal falling due           13,411          126,515      255,581                  555               2,791               1,562
No set due date             1,712,885            1,926            -                    -                   -                   -
Past due                            -                -            -                    -                   -                   -
                       --------------   --------------   ----------   ------------------   -----------------   -----------------
Total                       1,726,296          128,441      255,581                  555               2,791               1,562
                       ==============   ==============   ==========   ==================   =================   =================
Non-interest bearing        1,712,885           77,209            -                  555               2,791               1,562
At fixed rate                  13,411           51,232      255,581                    -                   -                   -
                       --------------   --------------   ----------   ------------------   -----------------   -----------------
Total                       1,726,296          128,441      255,581                  555               2,791               1,562
                       ==============   ==============   ==========   ==================   =================   =================

NOTE 10: RESTRICTED ASSETS

In the balance of "other current receivables", there is a deposit for US$ 24,000 that is restricted by virtue of Decree 616/05, which provides for that a nominative, non-transferable and non-interest bearing deposit should be established for a term of 365 calendar days, for an amount corresponding to 30% of the amount involved in operations, among others, such as entry of funds to the domestic foreign exchange market, originated thanks to debt with legal entities from abroad.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 11: EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                                As of September 30, 2007
-----------------------------------------------------------------------------------------------------------------
                                                           Shares                         Percentage held in
                                           ---------------------------------   ----------------------------------
Issuing company                                  Class            Number        Total Capital     Possible votes
----------------------------------------   -----------------   -------------   ---------------   ----------------
Banco de Galicia y Buenos Aires S.A. (*)   Ord. Class "A"                101
                                           Ord. Class "B"        532,293,758
                                           Total                 532,293,859         94.659191          94.659195
Net Investment S.A.                        Ordinary shares            10,500         87.500000           87.50000
Sudamericana Holding S.A.                  Ord. Class "A"             31,302
                                           Ord. Class "B"             41,735
                                           Paid-up                    89,410
                                           Total                     162,447         87.500337          87.500337
Galicia Warrants S.A.                      Ordinary shares           175,000         87.500000          87.500000
Galval Agente de Valores S.A.              Ordinary shares        16,874,250        100.000000         100.000000

(*) On July 27, 2007 Grupo Financiero Galicia S.A., exercising its preemptive rights, subscribed 93,604,637 ordinary class "B" shares with a face value of $ 1 (one Peso) each and one vote per share of Banco de Galicia y Buenos Aires S.A.'s capital stock increase. See Note 22 to the consolidated financial statements.

                                                As of December 31, 2006
-----------------------------------------------------------------------------------------------------------------
                                                           Shares                         Percentage held in
                                           -----------------   -------------   ----------------------------------
Issuing company                                  Class            Number        Total Capital     Possible votes
----------------------------------------   -----------------   -------------   ---------------   ----------------
Banco de Galicia y Buenos Aires S.A.       Ord. Class "A"                101
                                           Ord. Class "B"        438,689,121
                                           Total                 438,689,222         93.604638          93.604643
Net Investment S.A.                        Ordinary shares            10,500         87.500000          87.500000
Sudamericana Holding S.A.                  Ord. Class "A"             31,302
                                           Ord. Class "B"             41,735
                                           Paid-up                    89,410
                                           Total                     162,447         87.500337          87.500337
Galicia Warrants S.A.                      Ordinary shares           175,000         87.500000          87.500000
Galval Agente de Valores S.A.              Ordinary shares        16,874,250        100.000000         100.000000

The financial condition and results of controlled companies were the following:

                                                As of September 30, 2007 (*)
-----------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
Issuing company                                 Assets          Liabilities        equity           Net income
----------------------------------------   -----------------   -------------   ---------------   ----------------
Banco de Galicia y Buenos Aires S.A.              21,470,439      19,762,514         1,707,925            (21,049)
Net Investment S.A.                                    1,399             263             1,136               (113)
Galicia Warrants S.A.                                  8,054           2,745             5,309              1,100
Galval Agente de Valores S.A.                          2,809              62             2,747                 26
Sudamericana Holding S.A. (**)                       147,194          87,216            59,978             11,930

(*) See Note 1.c.2.
(**) Financial condition and results as of 06.30.07

        Financial condition as of December 31, 2006 and net income as of September 30, 2006 (*)
-----------------------------------------------------------------------------------------------------------------
                                                                                Shareholders'
Issuing company                                 Assets          Liabilities        equity           Net income
----------------------------------------   -----------------   -------------   ---------------   ----------------
Banco de Galicia y Buenos Aires S.A.              23,475,297      22,212,281         1,263,016            (17,251)
Net Investment S.A.                                    1,637             386             1,251               (683)
Galicia Warrants S.A.                                  7,600           2,591             5,009                785
Galval Agente de Valores S.A.                          2,763              43             2,720              1,017
Sudamericana Holding S.A. (**)                       121,908          73,847            48,061              8,531

(*) See Note 1.c.2.
(**) Financial condition as of 09.30.06 and results as of 06.30.06.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 12: SECTION 33 OF LAW 19,550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                   09.30.07     12.31.06
                                                  ----------   ----------
Assets
Cash and due from banks - current accounts
 (Note 2)                                                 51           82
Investments - special current accounts
 (Schedule D)                                              -            3
Investments - negotiable obligations
 (Schedules C and G)                                       -      322,166
Other receivables - promissory notes receivable
 (Note 3 and Schedule G)                              42,709       14,365
                                                  ----------   ----------
Total                                                 42,760      336,616
                                                  ==========   ==========

                                                   09.30.07     12.31.06
                                                  ----------   ----------
Liabilities
Other liabilities - provision for
 expenses (Note 7)                                       161          219
Other liabilities - sundry
 creditors (Note 7)                                        -            1
                                                  ----------   ----------
Total                                                    161          220
                                                  ==========   ==========

                                                   09.30.07     09.30.06
                                                  ----------   ----------
Income
Financial income - interest on
 special current accounts                                 38            -
Financial income - interest
 on negotiable obligations                            12,503       21,302
Financial income - interest on
 promissory notes receivable                           3,471          461
Other income and expenses - bank
 premises and equipment under lease                      133          133
                                                  ----------   ----------
Total                                                 16,145       21,896
                                                  ==========   ==========

                                                   09.30.07     09.30.06
                                                  ----------   ----------
Expenses
Administrative expenses (Schedule H)
  Trademark leasing                                      740          679
  Bank expenses                                            5            6
  General expenses                                       179           78
                                                  ----------   ----------
Total                                                    924          763
                                                  ==========   ==========

BANCO GALICIA URUGUAY S.A.

                                                   09.30.07     12.31.06
                                                  ----------   ----------
Assets
Investments - negotiable obligations
 (Schedules C and G)                                   2,596        3,169
Other receivables - sundry debtors
 (Note 3 and Schedule G)                               1,920        1,866
                                                  ----------   ----------
Total                                                  4,516        5,035
                                                  ==========   ==========

                                                   09.30.07     09.30.06
                                                  ----------   ----------
Income
Financial income - interest on
 time deposits                                             -           56
Financial income - interest on negotiable
 obligations                                              47            -
                                                  ----------   ----------
Total                                                     47           56
                                                  ==========   ==========

GALVAL AGENTE DE VALORES S.A.

                                                   09.30.07     12.31.06
                                                  ----------   ----------
Liabilities
Other liabilities - provision for expenses
 (Note 7 and Schedule G)                                  36          128
                                                  ----------   ----------
Total                                                     36          128
                                                  ==========   ==========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 12: (Continued)

                                                   09.30.07     09.30.06
                                                  ----------   ----------
Expenses
Administrative expenses (Schedule H)
  Bank expenses                                           24            1
  General expenses                                       100          393
                                                  ----------   ----------
Total                                                    124          394
                                                  ==========   ==========

NOTE 13: RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to restore the amount of $ 29,493 to the Legal Reserve, which had been used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph.

On April 26, 2007, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to absorb the negative retained earnings of fiscal year ended on December 31, 2006 for $ 18,914 through the partial reversal of the discretionary reserve.

NOTE 14: INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets                      Investments        Other         Total
-----------------------   ---------------   -----------   -----------
Balances as of 12.31.05            27,166           149        27,315
Charge to income                  (27,166)         (124)      (27,290)
Balances as of 12.31.06                 -            25            25
Charge to income                        -           (25)          (25)
Balances as of 09.30.07                 -             -             -

                           Bank premises
Liabilities                and equipment        Total
-----------------------   ---------------   --------------
Balances as of 12.31.05                 5                5
Charge to income                        -                -
Balances as of 12.31.06                 5                5
Charge to income                        -                -
Balances as of 09.30.07                 5                5

As the above-mentioned information shows, as of September 30, 2007 the Company's deferred tax liabilities amounted to $ 5. As of December 31, 2006 its deferred tax liabilities amounted to $ 20.

Accumulated tax losses pending being used at period-end amount approximately to $ 37,156 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss                      Issuance year        Amount           Year due
-------------------------------------------   ---------------   ---------------   ---------------
Specific from derived financial instruments              2003                43              2008

Foreign source tax loss                        Issuance year        Amount            Year due
-------------------------------------------   ---------------   ---------------   ---------------
Rest                                                     2002            37,113              2007

The Company has not recorded said losses for the calculation of the deferred tax, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 14: (Continued)

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 333 and $ 338, as of September 30, 2007 and December 31, 2006, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 45 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                  09.30.07        09.30.06
                                                ------------    ------------
Income before income tax                               4,478         116,720
Income tax rate in force                                  35%             35%
                                                ------------    ------------
Result for the period at the tax rate                  1,567          40,852
Permanent differences at the tax rate:
  Increase in income tax
   - Expenses not included in tax return               1,252           1,267
   - Income on investments in related
      institutions                                         -           1,709
   - Other causes                                        861             541
  Decrease in income tax
   - Expenses included in tax return                     (30)            (30)
   - Results of long-term investments                   (147)              -
   - Other causes                                       (419)           (954)
                                                ------------    ------------
Total income tax charge recorded - (loss)              3,084          43,385
                                                ============    ============

The following table shows the reconciliation of tax charged to results to tax determined for the period for tax purposes:

                                                  09.30.07        09.30.06
                                                ------------    ------------
Total income tax charge recorded                       3,084          43,385
Temporary differences
   Increases in assets due to deferred tax
    - Investments                                          -         (27,166)
    - Other                                                -            (103)
   Decrease in assets due to deferred tax
    - Other                                              (25)              -
                                                ------------    ------------
Total tax determined for tax purposes                  3,059         16,116
                                                ============    ============

Breakdown of net income tax provision:

                                                  09.30.07        12.31.06
                                                ------------    ------------
Total tax determined for tax purposes                  3,059          18,355
Tax Credit                                            (3,059)        (13,365)
                                                ------------    ------------
Income tax provision (net) (Note 6)                        -           4,990
                                                ============    ============

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  NOTES TO THE FINANCIAL STATEMENTS (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 15: EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of September 30, 2007 and 2006:

                                                   09.30.07         09.30.06
                                                --------------   --------------
Income for the period                                    1,394           73,335
Outstanding ordinary shares weighted average         1,241,407        1,240,840
Diluted ordinary shares weighted average             1,241,407        1,240,840
Earning per ordinary share
 - Basic                                                0.0011           0.0591
 - Diluted                                              0.0011           0.0591

NOTE 16: SHARES IN OWN PORTFOLIO

In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A., as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

Given the fact that upon maturity of the Galicia 2005 Trust, which occurred on May 31, 2006, there were no appointed beneficiaries, it was decided to terminate the trust and to revert all trust assets to the trustee, Banco de Galicia y Buenos Aires S.A. These were 155,335 ADR with a face value of $ 10 per ADR and 60,925 Class "B" shares with a face value of $ 1 per share of Grupo Financiero Galicia S.A. The incorporation value of the shares added to Banco de Galicia y Buenos Aires S.A.'s Shareholders' equity was the market price thereof as of the date of settlement, which amounted to $ 2,865.

Pursuant to Technical Pronouncement No. 21 of the F.A.C.P.C.E., the Company registered shares owned by Banco de Galicia y Buenos Aires S.A. as shares in its own portfolio, thus recording a reduction of the Company's Shareholders' equity. The deadline for the disposal of said shares was one year as from the addition thereof to the Shareholders' equity of the Company.

Said shares were sold during October 2006. Their realization value amounted to $ 3,471.

Pursuant to the regulations of the C.N.V., the positive result derived from the sale of said shares for $ 606 was recorded under the account "Premium for negotiation of shares in own portfolio".

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE
               For the nine-month period ended September 30, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE A

                    At                                      Balance
                 beginning                                 at fiscal
Main account      of year      Increases    Withdrawals    year end
-------------   -----------   -----------   -----------   -----------
Real estate           3,258             -             -         3,258
Furniture and
 facilities             212             -             -           212
Machines and
 equipment              404             3             -           407
Hardware                235             5             -           240
                -----------   -----------   -----------   -----------
Totals as of
 09.30.07             4,109             8             -         4,117
                -----------   -----------   -----------   -----------
Totals as of
 12.31.06             4,067            42             -         4,109
                ===========   ===========   ===========   ===========

                                           Amortizations
                -------------------------------------------------------------------
                Accumulated                                             Accumulated                  Net book
                    at                          For the period              at           Net         value for
                 beginning                   -------------------------   the close       book        previous
Main account      of year     Withdrawals     Rate %         Amount       of year        value      fiscal year
-------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Real estate             314             -             2            46           360         2,898         2,944
Furniture and
 facilities             207             -            20             1           208             4             5
Machines and
 equipment              339             -            20            17           356            51            65
Hardware                221             -            20             3           224            16            14
                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Totals as of
 09.30.07             1,081             -                          67         1,148         2,969         3,028
                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Totals as of
 12.31.06               982             -                          99         1,081         3,028             -
                ===========   ===========   ===========   ===========   ===========   ===========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                    GOODWILL
               For the nine-month period ended September 30, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                    At                                      Balance
                 beginning                                 at fiscal
Main account      of year      Increases    Withdrawals    year end
-------------   -----------   -----------   -----------   -----------
Goodwill                  -        12,788             -        12,788
                -----------   -----------   -----------   -----------
Totals as of
 09.30.07                 -        12,788             -        12,788
                -----------   -----------   -----------   -----------
Totals as of
 12.31.06            20,064             -             -        20,064
                ===========   ===========   ===========   ===========

                                           Amortizations
                -------------------------------------------------------------------
                Accumulated                                             Accumulated                  Net book
                    at                          For the period              at           Net         value for
                 beginning                   -------------------------   the close       book        previous
Main account      of year     Withdrawals     Rate %         Amount       of year        value      fiscal year
-------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
Goodwill                  -             -            10           213           213        12,575             -
                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Totals as of
 09.30.07                 -             -                         213           213        12,575             -
                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Totals as of
 12.31.06            18,740             -                       1,324        20,064             -         1,324
                ===========   ===========   ===========   ===========   ===========   ===========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES
                               EQUITY INVESTMENTS
               For the nine-month period ended September 30, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE C

                                                                                                             Residual     Recorded
Issuance and                                                                                    Equity       value as     value as
characteristics of the                   Face                     Acquisition      Market       method         of            of
securities                  Class        value        Number         cost          price        value        09.30.07     12.31.06
-----------------------  ------------  ---------  -------------  -------------  ------------  -----------  -----------  -----------
Current investments (*)
Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                               639             -            -          652      322,817
                         ------------  ---------  -------------  -------------  ------------  -----------  -----------  -----------
Total                                                                      639             -            -          652      322,817
                         ============  =========  =============  =============  ============  ===========  ===========  ===========
Non-current investments
 Corporations.
 Section 33 of Law
 No.19,550:
 Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y       Class "A"
 Buenos Aires S.A.       ordinary
 (Schedule B)            shares            0.001            101
                         Class "B"
                         ordinary
                         shares            0.001    532,293,758
                                                  -------------
                                                    532,293,859      2,571,573     2,421,937    1,651,941    1,651,941    1,208,450

                         Goodwill                                       12,788             -            -       12,575            -

Galicia Warrants S.A.    Ordinary
                         shares            0.001        175,000         11,829             -        4,655        4,655        4,393

Galval Agente de         Ordinary
 Valores S.A.            shares            0.001     16,874,250          1,867             -        2,747        2,747        2,720

Net Investment S.A.      Ordinary
                         shares            0.001         10,500         22,484             -          994          994        1,093

Sudamericana Holding     Class "A"
 S.A.                    ordinary
                         shares            0.001         31,302
                         Class "B"
                         ordinary
                         shares            0.001         41,735
                         Paid-up           0.001         89,410

                                                        162,447         42,918             -       52,548       52,548       42,121

Subtotal                                                             2,663,459     2,421,937    1,712,885    1,725,460    1,258,777

Other (*)
Negotiable obligations
 (Notes 9 and 12 and
 Schedule G)                                                             1,915             -            -        1,944        2,518

Subtotal                                                                 1,915             -            -        1,944        2,518
                                                                 -------------  ------------  -----------  -----------  -----------
Total                                                                2,665,374     2,421,937    1,712,885    1,727,404    1,261,295
                                                                 =============  ============  ===========  ===========  ===========

(*) Include accrued interest, if applicable.

                                                       INFORMATION ON THE ISSUING COMPANIES
                           -----------------------------------------------------------------------------------------------------
                                                       Latest financial statements (Note 11)
                           -----------------------------------------------------------------------------------------------------
Issuance and                  Principal                                                                         Percentage of
characteristics of the         line of                                                      Shareholders'      equity held in
securities                    business          Date       Capital Stock     Net income         equity        the capital stock
-------------------------  ---------------   ----------   ---------------   ------------   ---------------   -------------------
Non-current investments
 Corporations. Section 33
 of Law No.19,550:
 Controlled Companies
 (Notes 9 and 11):

Banco de Galicia y Buenos  Financial
 Aires S.A.                Activities         09.30.07            562,327        (21,049)(1)     1,707,925             94.659191

                           Issuance of
Galicia Warrants S.A.      deposit
                           certificates
                           and warrants       09.30.07                200          1,100(1)          5,309             87.500000

Galval Agente de Valores   Custody of
 S.A.                      Securities         09.30.07              1,978(2)          26(1)          2,747            100.000000

                           Financial
Net Investment S.A.        and
                           Investment
                           Activities         09.30.07                 12           (113)(1)         1,136             87.500000

                           Financial
Sudamericana Holding S.A.  and
                           Investment
                           Activities         06.30.07                186         13,589(3)         59,978             87.500337

(1) For the nine-month period ended 09.30.07.
(2) Equivalent to 16,874 thousand Uruguayan pesos.
(3) For the fiscal year ended 06.30.07.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                OTHER INVESTMENTS
               For the nine-month period ended September 30, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE D

                                                      Value recorded at     Value recorded at
Main account and characteristics                           09.30.07             12.31.06
--------------------------------------------------   -------------------   -------------------
Current investments (*)
Deposits in special current accounts (Notes 9 and
 12 and Schedule G)                                                   14                    33
Mutual Funds (Note 9 and Schedule G)                               2,521                 2,484
Time deposits (Note 9 and Schedule G)                              8,280                13,079
                                                     -------------------   -------------------
Total                                                             10,815                15,596
                                                     ===================   ===================

(*) Include accrued interest, if applicable.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
               For the nine-month period ended September 30, 2007,
                        presented in comparative format.
      (figures stated in thousands of pesos and thousands of U.S. dollars)

                                                                      SCHEDULE G

                                                                           Amount in                               Amount in
                                                                           Argentine                              Argentine
                                                                            currency                               currency
                                     Amount and type of                      as of         Amount and type of        as of
Captions                             foreign currency       Quotation      09.30.07        foreign currency        12.31.06
---------------------------------   --------------------   ------------   -----------   ----------------------   ------------
Assets
Current assets
Cash and due from banks
 - Cash                                    US$      0.16          3.110             1          US$       12.85            39
Investments
 - Deposits in special current
    accounts                               US$      4.49          3.110            14          US$        9.75             29
 - Mutual Funds                            US$    716.92          3.110         2,230          US$        1.30              4
 - Time deposits                           US$  2,662.29          3.110         8,280          US$    4,327.98         13,079
 - Negotiable obligations                  US$    209.65          3.110           652          US$  106,822.30        322,817
Other receivables
 - Deposit as per Decree 616/2005          US$    24,000          3.110        74,640          US$           -              -
 - Promissory notes receivable             US$         -          3.110             -          US$    4,753.42         14,365
                                                                          -----------                            ------------
Total Current Assets                                                           85,817                                 350,333
                                                                          -----------                            ------------
Non-current assets
Other receivables
 - Sundry debtors                          US$    617.31          3.110         1,920          US$      617.31          1,866
 - Promissory notes receivable             US$ 13,732.53          3.110        42,708          US$           -              -
Investments
 - Negotiable obligations                  US$    624.97          3.110         1,944          US$      833.30          2,518
 - Equity investments                      US$    883.31          3.110         2,747          US$      900.30          2,720
                                                                          -----------                            ------------
Total Current Assets                                                           49,319                                   7,104
                                                                          -----------                            ------------
Total Assets                                                                  135,136                                 357,437
                                                                          ===========                            ============
Liabilities
Current liabilities
Loans
From financial institution from            US$ 19,136.67          3.150        60,281          US$           -              -
 abroad
Other liabilities
 - Sundry creditors                        US$      5.88          3.150            19          US$        0.52              2
 - Provision for expenses                  US$    290.15          3.150           914          US$      256.06            784
                                                                          -----------                            ------------
Total Current Liabilities                                                      61,214                                     786
                                                                          -----------                            ------------
Non-current liabilities
Loans
From financial institution from
 abroad                                    US$    62,000          3.150       195,300          US$           -              -
Total Non-Current Liabilities                                                 195,300                                       -
                                                                          -----------                            ------------
Total Liabilities                                                             256,514                                     786
                                                                          ===========                            ============

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       INFORMATION REQUIRED BY SECTION 64, SUBSECTION b) OF LAW NO. 19,550
               For the nine-month period ended September 30, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE H

                                               Total as of    Administrative     Total as of
Captions                                        09.30.07         Expenses         09.30.06
-------------------------------------------   ------------   ----------------   ------------
Salaries and social security contributions           1,391              1,391          1,112
Bonuses                                                109                109              4
Entertainment, travel, and per diem                     22                 22             72
Services to the staff                                   48                 48             31
Training expenses                                        2                  2             36
Retirement insurance                                   457                457            319
Directors' and Syndics' fees                           736                736            516
Fees for services                                    2,748              2,748          1,470
Taxes                                                5,122              5,122          3,531
Security services                                        3                  3              -
Insurance                                              253                253            300
Stationery and office supplies                          24                 24             20
Electricity and communications                          55                 55             63
Maintenance expenses                                     7                  7              -
Depreciation of bank premises and equipment             67                 67             76
Bank charges (*)                                        19                 19             10
Condominium Expenses                                    26                 26             19
General expenses (*)                                   543                543            487
Vehicle expenses                                        69                 69              3
Leasing of brand (*)                                    46                 46             43
                                              ------------   ----------------   ------------
Total                                               11,747             11,747          8,112
                                              ============   ================   ============

(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19,550. See Note 12 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS
               For the nine-month period commenced January 1, 2007
         and ended September 30, 2007, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
          a) Receivables: See Note 9 to the financial statements.
          b) Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
          a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
          b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19,550
          See Note 11 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
          As of September 30, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES
          As of September 30, 2007 and December 31, 2006, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES
          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   FIXED ASSETS
          See Schedule A to the financial statements.

          a)   Fixed assets that have been technically appraised:
               As of September 30, 2007 and December 31, 2006, the Company did not have any fixed assets that have been technically appraised.
          b)   Fixed assets not used because they are obsolete:
               As of September 30, 2007 and December 31, 2006, the Company did not have any obsolete fixed assets which have a book value.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS (continued)
                     (figures stated in thousands of pesos)

NOTE 10: EQUITY INVESTMENTS

         The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

NOTE 11: RECOVERABLE VALUES

         As of September 30, 2007 and December 31, 2006, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12: INSURANCE

         As of September 30, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its bank premises and equipment was as follows:

                                                       Book Value     Book Value
                                           Insured        as of         as of
Insured assets       Risks covered         amount       09.30.07      12.31.06
----------------  ---------------------   ---------   ------------   -----------
Office Assets     Fire, thunderbolt,
                  and/or explosion              200              5             5

NOTE 13: POSITIVE AND NEGATIVE CONTINGENCIES

         a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' equity:
              None.
         b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of September 30, 2007 and December 31, 2006 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14: IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

         a)   Status of capitalization arrangements:
              As of September 30, 2007 and December 31, 2006, there were no irrevocable contributions towards future share subscriptions.
         b)   Cumulative unpaid dividends on preferred shares:
              As of September 30, 2007 and December 31, 2006, there were no cumulative unpaid dividends on preferred shares.

NOTE 15: RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
         See Note 13 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS
               For the nine-month period commenced January 1, 2007
         and ended September 30, 2007, presented in comparative format.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of September 30, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

b) Inventories:
As of September 30, 2007 and December 31, 2006, the Company did not have any inventories.

B. NON-CURRENT ASSETS:
a) Receivables:
As of September 30, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

b) Inventories:
As of September 30, 2007 and December 31, 2006, the Company did not have any inventories.

c) Investments:
See Note 11 and Schedule C to the financial statements.

d) Fixed assets:
1) As of September 30, 2007 and December 31, 2006, the Company did not have any fixed assets that have been technically appraised.
2) As of September 30, 2007 and December 31, 2006, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.e and Schedule B.
2) As of September 30, 2007 and December 31, 2006, there were no deferred charges.

C. CURRENT LIABILITIES:
a) Liabilities:
1) See Note 9 to the financial statements.
See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. ALLOWANCES AND PROVISIONS:
As of September 30, 2007 and December 31, 2006, the Company had not recorded any allowances or provisions.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES:
See Note 1.b. and Schedule G to the financial statements.

F. SHAREHOLDERS' EQUITY:
1) As of September 30, 2007 and December 31, 2006, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
2) As of September 30, 2007 and December 31, 2006, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (continued)
                     (figures stated in thousands of pesos)

G. MISCELLANEOUS:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19,550 do not apply to its equity investments in other companies.

2) See Notes 9 and 12 to the financial statements.

3) As of September 30, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 12 to the financial statements.

5) As of September 30, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its bank premises and equipment was as follows:

                                                       Book Value     Book Value
                                           Insured        as of         as of
Insured assets       Risks covered         amount       09.30.07      12.31.06
----------------  ---------------------   ---------   ------------   -----------
Office Assets     Fire, thunderbolt,
                  and/or explosion              200              5             5

6) As of September 30, 2007 and December 31, 2006, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of September 30, 2007 and December 31, 2006, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19,550 in these financial statements.

Autonomous City of Buenos Aires, November 09, 2007.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2007 AND 2006
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the nine-month period ended September 30, 2007 reported by the Company amounts to $ 1,394. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries and of the financial income and by holdings, net of the impact of income tax.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that had been used to absorb negative retained earnings of fiscal year ended December 31, 2004, according to what was determined on April 28, 2005 by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

The Ordinary Shareholders' Meeting was held on October 11, 2006, which decided that Grupo Financiero Galicia S.A., in Banco de Galicia y Buenos Aires S.A., voted for the approval of the proposals submitted by the Bank's Board of Directors in regard to a capital increase and stock issuance. (See Note 23 to the consolidated financial statements).

On April 26, 2007, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to absorb the loss accounted for in the Retained Earnings account of fiscal year ended on December 31, 2006 through the partial allocation to the Discretionary Reserve.

On July 24, 2007 Grupo Financiero Galicia S.A. subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which use, net of the cash reserves established by Decree No. 616/2005, was for paying Banco de Galicia y Buenos Aires S.A's shares.

On July 27, 2007 Grupo Financiero Galicia S.A. subscribed and paid in 93,604,637 class "B" shares with a face value of $ 1 (one Peso) of Banco de Galicia y Buenos Aires S.A. Payment of shares was made in cash for $175,299 and negotiable obligations from Banco de Galicia y Buenos Aires due in 2014, with a face value of US$ 102,200.

Regarding Banco Galicia Uruguay S.A., it is worth noting that the company has created a "Negotiable Obligations Issuance Program" in order to convert privately issued Negotiable Obligations due in 2011 into public Negotiable Obligations and, also, to offer holders of "transferable book-entry time-deposit certificates" the possibility to exchange said certificates for the abovementioned Negotiable Obligations. On October 17, 2006, Series I of said program was issued. Grupo Financiero Galicia S.A. subscribed said exchange for a face value of US$ 1,042. On August 31, 2007, the first installment of the amortization of the above-referred negotiable obligations, together with the amount corresponding to interest accrued to such date, was collected.

BALANCE SHEET FIGURES

                            09.30.07       09.30.06       09.30.05       09.30.04       09.30.03
                          ------------   ------------   ------------   ------------   ------------
Assets
Current assets                  93,189        354,057         17,682         31,543         27,954
Non-current assets           1,777,162      1,361,520      1,598,227      1,579,525      1,529,076
                          ------------   ------------   ------------   ------------   ------------
Total Assets                 1,870,351      1,715,577      1,615,909      1,611,068      1,557,030
                          ============   ============   ============   ============   ============
Liabilities
Current liabilities             65,178         15,460         16,686          4,853            395
Non-current liabilities        195,311              6              6         51,016         43,426
                          ------------   ------------   ------------   ------------   ------------
Total Liabilities              260,489         15,466         16,692         55,869         43,821
                          ------------   ------------   ------------   ------------   ------------
Shareholders' equity         1,609,862      1,700,111      1,599,217      1,555,199      1,513,209
                          ------------   ------------   ------------   ------------   ------------
Total                        1,870,351      1,715,577      1,615,909      1,611,068      1,557,030
                          ============   ============   ============   ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2007 AND 2006 (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

NET INCOME STATEMENT FIGURES

                            09.30.07        09.30.06        09.30.05        09.30.04        09.30.03
                          ------------    ------------    ------------    ------------    ------------
Ordinary operating result          960           5,126         177,314         (75,176)       (110,762)
Financial results                4,373         109,977          (1,149)          9,855         (22,918)
Other income and expenses         (855)          1,617        (133,620)            604           6,244
                          ------------    ------------    ------------    ------------    ------------
Ordinary net income/(loss)       4,478         116,720          42,545         (64,717)       (127,436)
Income tax                      (3,084)        (43,385)         37,134          (9,493)              -
                          ------------    ------------    ------------    ------------    ------------
Net income/(loss)                1,394          73,335          79,679         (74,210)       (127,436)
                          ============    ============    ============    ============    ============

RATIOS

                            09.30.07       09.30.06       09.30.05       09.30.04       09.30.03
                          ------------   ------------   ------------   ------------   ------------
Liquidity                     1.429762      22.901488       1.059691       6.499691      70.769620
Credit standing               6.180153     109.925708      95.807393      27.836528      34.531594
Capital assets                0.950176       0.793622       0.989058       0.980421       0.982047

The individual financial statements have been considered in order to disclose the key Balance Sheet figures and key Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and complementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

EQUITY INVESTMENTS IN OTHER COMPANIES

o   Banco de Galicia y Buenos Aires S.A.
    See the above-mentioned Note 16 to the consolidated financial statements.

o   Net Investment S.A.
    In July 2006, the Board of Directors of Net Investment S.A., together with the Board of Directors of its controlled companies, B2Agro S.A. and Tradecom Argentina S.A., decided to merge the companies in order to reduce administrative and managing costs, which were favored as a result of the legal unification.

    On August 14, 2006 the Extraordinary Shareholders' Meetings of the above-mentioned companies approved the merger, being Net Investment S.A the absorbing company that purchased the whole of B2Agro S.A. and Tradecom Argentina S.A's equity. These two Companies were dissolved without liquidation.

    On December 6, 2006, the paperwork related to the abovementioned merger were submitted before the Board of Legal Entities, as well as those related to the liquidation of B2Agro S.A and Tradecom Argentina S.A. and those necessary to change the corporate purpose of Net Investment S.A. All of them were recorded on February 1, 2007.

    Due to the need to include the activity Net Investment S.A. started carrying out as a consequence of the aforementioned reorganization, the Corporate Bylaws were amended. The new corporate purpose is to develop and operate electronic businesses through the Internet.

    In line with the business policy developed during fiscal year 2006, during the first nine months of 2007 Net Investment S.A. continued the improvement of the tools used by its customers as well as the development of new products such as Galicia Compras II.

    Sales recorded as of September 30, 2007 are correlative to those figures budgeted for the current fiscal year.

    Future prospects are directly related to the opening of companies towards the automation of their circuits and the constant research carried out by Net Investment S.A. about each company's particular needs in order to meet the increasing demand of automation of the administrative and purchasing circuits.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2007 AND 2006 (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

o   Sudamericana Holding S.A.
    Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

    The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

    Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the nine-month period commenced on January 1, 2007 and ended on September 30, 2007, amounted to $ 90,744. As of September 30, 2007, these companies had approximately 2.6 million insured in all their lines of business.

    From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

    As a result of this effort, the premium volume for the second quarter of 2007 exceeded that for the same period of the previous year by 233%.

o   Galicia Warrants S.A.
    Galicia Warrants S.A. was founded in 1993 and, since then, its main purpose has been to provide solutions to short- and mid-term financing and inventory control by means of the issuance of deposit certificates and warrants, pursuant to Law 9,643, which governs such activity as well as the storage of merchandise in general. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A. Galicia Warrants S.A. has such a financial condition that allows it to maintain its financial and operative independence.

    In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has one office in the city of Tucuman and another in the city of San Salvador, province of Entre Rios, which are used to expand its presence in other sectors of the country and to better serve the different markets.

    Net income from services increased to $ 5,498, with a pretax net income of $ 1,705.

    As of September 30, 2007, the certificates of deposit and warrants issued on different products belonging to third parties that are throughout the country, amount to $ 83,400.

    The Shareholders' Meeting held on April 25, 2007 decided to distribute dividends in cash for $ 800.

    Galicia Warrants S.A. has increased the storage of merchandise in general thanks to the increasing level of industrial activity, meeting the service needs due to a sustained growth of the higher demand of customers, generated by higher production volumes and demand from local and foreign markets. We believe this tendency will continue during this fiscal year.

o   Galval Agente de Valores S.A.
    Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay.

    On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

    As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of September 30, 2007 it holds customers' securities in custody for US$ 84,245, of which US$ 12,604 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        INFORMATIVE REVIEW AS OF SEPTEMBER 30, 2007 AND 2006 (continued)
        (figures stated in thousands of pesos ($) and U.S. dollars (US$))

     As of September 30, 2007, Galval Agente de Valores S.A. had recorded income for US$ 416, with a recorded net loss of US$ 17.

     We believe that, if the trend of the three previous quarters regarding the number of opened accounts and the increase in the deposits held in custody continues during the last quarter, a substantial increase in the total number of opened accounts and in the deposits held in custody will take place, in comparison to the previous fiscal year, what will be reflected in an increase in income from services corresponding to commissions from custody.

     Furthermore, we believe a significant increase in income from securities trading operations will take place.

The Company's outlook for the current fiscal year is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, November 09, 2007.

                  REPORT OF THE SUPERVISORY SYNDICS' COMMITTEE

To the Directors and Shareholders of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2(nd) floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of September 30, 2007, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the nine-month period then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the nine-month period ended September 30, 2007, with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on November 9, 2007, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2007 contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of September 30, 2007 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the nine-month period ended September 30, 2007, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, November 09, 2007.

                                                  Supervisory Syndics' Committee

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address: Tte. Gral. Juan D. Peron 456 - 2(nd) floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2007, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the nine-month periods ended September, 30, 2007 and 2006, as well as supplementary Notes 1 to 16 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by
     Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of September 30, 2007, and the consolidated income statements for the nine-month periods ended September 30, 2007 and 2006, and the consolidated statements of cash flows for the nine-month period ended September 30, 2007, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the City of Buenos Aires.

4. On February 14, 2007 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2006 and 2005 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above. Also, our report on the Financial Statements as of September 30, 2006 included, apart from the abovementioned departure, a qualification related to the uncertainty on the final settlement of the Hedge Bond by the Argentine Central Bank which, as stated in Note 16.3 to the consolidated financial statements, has been solved as of the date of this report.

5. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2006 and 2005 mentioned in item 4, we express the following:

     a) the financial statements of Grupo Financiero Galicia S.A. as of September 30, 2007 and 2006 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with accounting standards applicable in the City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

     b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2006.

6.   As called for by the regulations in force, we report that:

     a) the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions based on which they were authorized by the National Securities Commission.

     c) we have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of September 30, 2007 and 2006, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) as of September 30, 2007, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records, amounted to $ 27,167.68, which was not yet due at that date.

Autonomous City of Buenos Aires, November 09, 2007.

                                                   PRICE WATERHOUSE & CO. S.R.L.